Draft--February 23, 1996


                                                    1940 Act File No. 811-3942
                                                    1933 Act File No.

================================================================================


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 ____________

                                   FORM N-14

                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                      []  Pre-Effective Amendment No. __
                      [] Post-Effective Amendment No. __

                    LORD ABBETT TAX-FREE INCOME FUND, INC.
              (Exact Name of Registrant as Specified in Charter)


                 The General Motors Building, 767 Fifth Avenue
                           New York, New York 10153
                   (Address of Principal Executive Offices)
       Registrant's Telephone Number, Including Area Code: 800-426-1130

                               Kenneth B. Cutler
                         Vice President and Secretary
                    Lord Abbett Tax-Free Income Fund, Inc.
                          The General Motors Building
                               767 Fifth Avenue
                           New York, New York 10153
                    (Name and Address of Agent for Service)


                 Approximate Date of Proposed Public Offering:
As soon as practicable after the effective date of the registration statement.

NO FILING FEE IS REQUIRED BECAUSE AN INDEFINITE NUMBER OF SHARES ARE BEING REGISTERED PURSUANT TO RULE 24F-2 UNDER THE INVESTMENT COMPANY ACT OF 1940.

           IT IS PROPOSED THAT THIS FILING WILL BECOME EFFECTIVE ON
                     MARCH __, 1996 PURSUANT TO RULE 488.

================================================================================

                    LORD ABBETT TAX-FREE INCOME FUND, INC.

                             CROSS-REFERENCE SHEET
                          ITEMS REQUIRED BY FORM N-14

PART A
ITEM NO.  ITEM CAPTION                         PROSPECTUS CAPTION
--------  ------------                         ------------------
1.  Beginning of Registration Statement   Cover Page of Registration Statement;
    and Outside Front Cover Page of       Cover Page of Proxy Statement and
    Prospectus                            Prospectus


2.  Beginning and Outside Back Cover      Table of Contents
    Page of Prospectus

3.  Fee Table, Synopsis and Risk Factors  Fee Tables; Summary of Proposals

4.  Information about the Transaction     Summary of Proposals; Information
                                          About the Reorganizations

5.  Information about the Registrant      Summary of Proposals; Comparative
                                          Information about the Funds;
                                          Additional Information; Prospectus of
                                          Acquiring Fund dated March __, 1996

6.  Information about the Company         Summary of Proposals; Comparative
    Being Acquired                        Information about the Funds

7.  Voting Information                    Meetings of Shareholders of the Re
                                          organized Fund and the Securities
                                          Trust; Notice of Special Meeting of
                                          Shareholders; Notice of Annual
                                          Meeting of Shareholders; Summary
                                          of Proposals

8.  Interest of Certain Persons and       Additional Information
    Experts

9.  Additional Information Required       Not Applicable
    for Reoffering by Persons Deemed
    to be Underwriters

PART B                                    STATEMENT OF ADDITIONAL
ITEM NO.  ITEM CAPTION                    INFORMATION CAPTION
--------  ------------                    -----------------------
10. Cover Page                            Cover Page

11. Table of Contents                     Not Applicable

12. Additional Information about          Cover Page of Proxy Statement and
    the Registrant                        Prospectus; Acquiring Fund Statement
                                          of Additional Information dated March
                                          __, 1996 incorporated by reference.

13. Additional Information about          Cover Page of Proxy Statement and
    the Company Being Acquired            Prospectus; Reorganized Fund and
                                          Securities Trust Statements of the
                                          Company Additional Information
                                          incorporated by reference dated
                                          January 1, 1996 and December 27, 1994,
                                          respectively.

14. Financial Statements                  Not Applicable

PART C
ITEM NO.                                  PART C CAPTION
--------                                  --------------

15. Indemnification                       Indemnification

16. Exhibits                              Exhibits

17. Undertakings                          Undertakings

Signatures

       [Letterhead of Lord Abbett California Tax-Free Income Fund, Inc.]

FROM THE CHAIRMAN OF THE BOARD
------------------------------




Dear Shareholder,

          Your Board of Directors has determined that it will be advantageous for your Fund to reorganize itself into a new series of Lord Abbett Tax-Free Income Fund, Inc. to benefit from the administration efficiencies that should flow from being a series of a larger investment company. This new fund (the "Acquiring Fund") is to be called the California Series of Lord Abbett Tax-Free Income Fund, Inc.

          If approved and consummated, this proposed reorganization of your Fund will be a tax-free reorganization for Federal income tax purposes.

          As part of the reorganization, the Acquiring Fund will enter into an investment management agreement with Lord, Abbett & Co. that will be substantially the same as the current management agreement between Lord, Abbett & Co. and your Fund. The Acquiring Fund will be operated in the same manner as your Fund except for several changes which are intended to maintain its competitive position and to provide more flexibility in managing its investment portfolio. Under these changes, the Acquiring Fund will implement a multi-class structure intended to enable investors to choose a distribution option that suits their individual situations. The 12b-1 Plan and Distribution Agreement of the Acquiring Fund will differ in several respects from the 12b-1 Plan of your Fund. These differences, and their estimated effect on expenses, are described in the enclosed materials. Finally, the investment objective of the Acquiring Fund has been slightly modified from that of your Fund and the investment policies and restrictions have been simplified to provide greater flexibility.

          You are also being asked to vote on the election of directors of your Fund and to ratify the selection of Deloitte & Touche LLP as your Fund's independent accountants. A shareholder vote is required on these two matters in the event that the proposed reorganization will not be consummated.

          Shareholders of another investment company, California Tax-Free Income Trust (the "Acquired Trust"), a series of Lord Abbett Securities Trust, are also being asked to vote on a proposed acquisition by the Acquiring Fund of that trust. The Acquired Trust, which is much smaller than your Fund, has investment objectives identical to those of your Fund and has similar investment policies. If the shareholders of the Acquired Trust approve that transaction, it will occur immediately after the proposed reorganization of your Fund. The shareholders of the Acquired Trust are to receive a class of shares different from the class to be held by the shareholders of your Fund. The Board of Directors of your Fund has determined that this proposed acquisition of the Acquired Trust is in the best interest of your Fund and its shareholders. If the proposed reorganization of your Fund is approved, and all other conditions to the consummation of the proposed reorganization are satisfied, it will occur regardless of whether that other transaction is approved or consummated.

          The various matters requiring your vote will be voted upon at a meeting of shareholders of your Fund to be held in New York on June 19, 1996 at 10:00 a.m.

          YOUR VOTE ON THESE ISSUES IS CRITICAL. TO ENSURE THAT YOUR VOTE IS COUNTED, IT IS IMPORTANT THAT YOU:

          1.  REVIEW THE ENCLOSED PROXY STATEMENT AND PROSPECTUS;

          2.  COMPLETE AND SIGN THE ENCLOSED PROXY CARD; AND

          3.  RETURN THE PROXY CARD IN THE ENCLOSED ENVELOPE AS SOON AS
POSSIBLE.

Your prompt response will help save your Fund the expense of additional solicitations.

          We encourage you to review the enclosed materials. Because we believe this proposed reorganization of your Fund is in the best interests of shareholders, we encourage you to vote in favor of this proposal.

                                  Sincerely,


                                  Ronald P. Lynch
                                  Chairman of the Board

April 17, 1996

               LORD ABBETT CALIFORNIA TAX-FREE INCOME FUND, INC.
                               767 Fifth Avenue
                           New York, New York 10153
                         Telephone No. (800) 426-1130

Notice of Annual Meeting of Shareholders
to be held on June 19, 1996                                       April 17, 1996

Notice is given hereby of an annual meeting of the shareholders of Lord Abbett California Tax-Free Income Fund, Inc. (the "Reorganized Fund"). The meeting will be held in the offices of Lord, Abbett & Co., on the 11th floor of The General Motors Building, 767 Fifth Avenue, New York, New York on Wednesday, June 19, 1996, at 10:00 a.m. for the following purposes and to transact such other business as may properly come before the meeting and any adjournments thereof.

ITEM 1. To consider and act upon an Agreement and Plan of Reorganization between the California Series (the "Acquiring Fund"), a series of Lord Abbett Tax-Free Income Fund, Inc., and the Reorganized Fund providing for (a) a reorganization of the Reorganized Fund into the Acquiring Fund (the "Reorganization") by means of the transfer of all of the assets of the Reorganized Fund to the Acquiring Fund in exchange for shares of the Acquiring Fund (to be designated "Class A Shares") and the assumption by the Acquiring Fund of all of the liabilities of the Reorganized Fund, (b) the distribution of such Class A Shares to the shareholders of the Reorganized Fund and (c) the subsequent termination of the Reorganized Fund. A vote in favor of this Item 1 will be deemed to be a vote to authorize the Reorganized Fund, as the sole shareholder of Class A Shares of the Acquiring Fund prior to the Reorganization, to
         (i) approve a proposed distribution plan pursuant to Section 12 of the Investment Company Act of 1940, as amended, and Rule 12b-1 thereunder applicable to that class; and (ii) approve the proposed investment management agreement between the Acquiring Fund and Lord, Abbett & Co.

ITEM 2.  In the event the Reorganization is not consummated for any reason:

         (A) To elect directors to serve as members of the Board of Directors of the Reorganized Fund; and

         (B) To ratify the selection of Deloitte & Touche LLP as the independent public accountants of the Reorganized Fund for the current fiscal year.



                                         By order of the Board of Directors


                                         Kenneth B. Cutler
                                         Vice President and Secretary

The Board of Directors has fixed the close of business on March 22, 1996 as the record date for determination of shareholders of the Reorganized Fund entitled to notice of and to vote at the meeting. Shareholders are entitled to one vote for each share held. As of March 22, there were ____ shares of the Reorganized Fund issued and outstanding.

--------------------------------------------------------------------------------

PLEASE INDICATE YOUR VOTING INSTRUCTIONS ON THE ENCLOSED PROXY CARD.

SIGN, DATE AND RETURN IT IN THE ENVELOPE PROVIDED.

TO SAVE THE COST OF ADDITIONAL SOLICITATIONS, PLEASE MAIL YOUR PROXY PROMPTLY.

--------------------------------------------------------------------------------

 [Letterhead of Lord Abbett Securities Trust-California Tax-Free Income Trust]


FROM THE CHAIRMAN OF THE BOARD
------------------------------



Dear Shareholder,

          Lord, Abbett & Co. is the investment manager for two U.S. Government securities funds with identical investment objectives and similar policies: your Fund and Lord Abbett California Tax-Free Income Fund, Inc. The Board of Directors has recommended that both funds be reorganized into a new series of Lord Abbett Tax-Free Income Fund, Inc., called the California Series (the "Acquiring Fund") having a substantially similar objective and similar policies. To eliminate the offering of substantially similar funds and to take advantage of potential economies of scale, the Board of Trustees of your Fund has recommended that your Fund combine with the Acquiring Fund.

          If approved and consummated, this proposed combination of your Fund and the Acquiring Fund will be a tax-free reorganization for Federal income tax purposes.

          You are also being asked to ratify the selection of Deloitte & Touche LLP as your Fund's independent accountants.

          The proposal is subject to the approval of shareholders of your Fund at a meeting to be held in New York on June 19, 1996 at 10:00 a.m.

          YOUR VOTE ON THESE ISSUES IS CRITICAL. TO ENSURE THAT YOUR VOTE IS COUNTED, IT IS IMPORTANT THAT YOU:

          1.  REVIEW THE ENCLOSED PROXY STATEMENT AND PROSPECTUS;

          2.  COMPLETE AND SIGN THE ENCLOSED PROXY CARD; AND

          3.  RETURN THE PROXY CARD IN THE ENCLOSED ENVELOPE AS SOON AS
POSSIBLE.

Your prompt response will help save your Fund the expense of additional solicitations.

          We encourage you to review the enclosed materials. Because we believe this combination of funds is in the best interests of shareholders, we encourage you to vote in favor of this proposal.

                                      Sincerely,


                                      Ronald P. Lynch
                                      Chairman of the Board

April 17, 1996

        LORD ABBETT SECURITIES TRUST--CALIFORNIA TAX-FREE INCOME TRUST
                               767 Fifth Avenue
                           New York, New York 10153
                         Telephone No. (800) 426-1130

Notice of a Special Meeting of Shareholders
to be held on June 19, 1996                                       April 17, 1996

Notice is given hereby of a special meeting of the shareholders of Lord Abbett Securities Trust. The meeting will be held in the offices of Lord, Abbett & Co., on the 11th floor of The General Motors Building, 767 Fifth Avenue, New York, NY on June 19, 1996, at 10:00 a.m. for the following purposes and to transact such other business as may properly come before the meeting and any adjournments thereof.

ITEM 1. To consider and act upon an Agreement and Plan of Reorganization between California Tax-Free Income Trust (the "Acquired Trust"), a series of Lord Abbett Securities Trust, and the California Series (the "Acquiring Fund"), a series of Lord Abbett Tax-Free Income Fund, Inc., providing for (a) the transfer of all of the assets of the Acquired Trust to the Acquiring Fund in exchange for shares of a new class of the Acquiring Fund (to be designated "Class C Shares") and the assumption by the Acquiring Fund of all of the liabilities of the Acquired Trust, (b) the distribution of such Class C Shares to the shareholders of the Acquired Trust and (c) the subsequent termination of the Acquired Trust. A vote in favor of this Item 1 will be deemed to be a vote to authorize the Acquired Trust, as the sole shareholder of Class C Shares prior to this reorganization, to approve a proposed distribution plan pursuant to Section 12 of the Investment Company Act of 1940, as amended, and Rule 12b-1 thereunder applicable to that class.

ITEM 2. To ratify the selection of Deloitte & Touche LLP as the independent auditors of Lord Abbett Securities Trust for the current fiscal year.



                                         By order of the Board of Directors


                                         Kenneth B. Cutler
                                         Vice President and Secretary


The Board of Trustees has fixed the close of business on March 22, 1996 as the record date for determination of shareholders of the Acquired Trust entitled to notice of and to vote at the meeting. Shareholders are entitled to one vote for each share held. As of March 22, there were ____ shares of the Acquired Trust issued and outstanding.

--------------------------------------------------------------------------------

PLEASE INDICATE YOUR VOTING INSTRUCTIONS ON THE ENCLOSED PROXY CARD.

SIGN, DATE AND RETURN IT IN THE ENVELOPE PROVIDED.

TO SAVE THE COST OF ADDITIONAL SOLICITATIONS, PLEASE MAIL YOUR PROXY PROMPTLY.

--------------------------------------------------------------------------------

              PROXY STATEMENT AND PROSPECTUS DATED MARCH __, 1996
              ---------------------------------------------------

                         ACQUISITION OF THE ASSETS OF
             Lord Abbett California Tax-Free Income Fund, Inc. and
                 California Tax-Free Income Trust, a series of
                         Lord Abbett Securities Trust
                 The General Motors Building, 767 Fifth Avenue
                              New York, NY 10153
                                (800) 426-1130

     BY AND IN EXCHANGE FOR CLASS A AND CLASS C SHARES, RESPECTIVELY,  OF
                        California Series, a series of
                    Lord Abbett Tax-Free Income Fund, Inc.
                 The General Motors Building, 767 Fifth Avenue
                              New York, NY 10153
                                (800) 426-1130



          This Proxy Statement and Prospectus relates to Class A shares (the "Class A shares") and Class C shares (the "Class C shares") of the California Series (the "Acquiring Fund"), a series of Lord Abbett Tax-Free Income Fund, Inc. (the "Income Fund"), to be issued to, and in exchange for all the assets of, respectively, Lord Abbett California Tax-Free Income Fund, Inc. (the "Reorganized Fund") and California Tax-Free Income Trust (the "Acquired Trust" and, together with the Reorganized Fund and the Acquiring Fund, the "Funds"), a series of Lord Abbett Securities Trust (the "Securities Trust"). In exchange for such assets, the Acquiring Fund will also assume all of the liabilities of the Reorganized Fund and the Acquired Trust. Following receipt of the Class A shares and the Class C shares, the Reorganized Fund and the Acquired Trust will be terminated and the Class A shares and Class C shares will be distributed to the respective shareholders of those Funds. The shareholders of the Reorganized Fund and the Acquired Trust are being asked to vote to approve or disapprove these proposed transactions (with respect to the Reorganized Fund, the "Fund Reorganization," and with respect to the Acquired Trust, the "Trust Reorganization," and collectively, the "Reorganizations"), which are more fully described in this Proxy Statement and Prospectus.

          The Reorganized Fund and the Securities Trust are open-end diversified investment management companies. The Reorganized Fund and the Acquired Trust seek as high a level of interest income exempt from federal and California personal income tax as is consistent with preservation of capital. The Income Fund is also an open-end diversified investment management company. It consists of nine tax-free income series in addition to the Acquiring Fund. The Acquiring Fund is a new series of Income Fund that will seek as high a level of interest income exempt from federal and California personal income tax as is consistent with reasonable risk. Lord Abbett serves as investment manager to the Reorganized Fund and the Acquired Trust and will serve as investment manager of the Acquiring Fund under an investment management agreement substantially the same as the current investment management agreement of the Reorganized Fund (see "Comparative Information about the Funds -- Management Agreements").

          The Class A shares and the Class C shares will share pro-rata in the portfolio, income and expenses of the Acquiring Fund, except that each class will bear the expense of its own distribution and shareholder servicing arrangements and certain other expenses. See "Information About the Reorganizations -- Shares of the Acquiring Fund." The directors of the Reorganized Fund believe that the proposed Fund Reorganization will enable shareholders of the Reorganized Fund to benefit from administrative efficiencies resulting from its being a series of a larger investment company. The trustees of the Acquired Trust believe that the proposed Trust Reorganization will enable the shareholders of the Acquired Trust to benefit from economies of scale while continuing to invest in a portfolio of securities managed by Lord Abbett under an investment objective that is substantially similar to that of the Acquired Trust. See "Information About the Reorganizations -- Reasons for the Reorganizations."

          This Proxy Statement and Prospectus sets forth concisely the information about the Acquiring Fund that shareholders of the Reorganized Fund and Acquired Trust should know before voting on the Reorganizations. It should be read and retained for future reference. Attached as Exhibits A(1) and (2) to this Proxy Statement and Prospectus are copies of the Agreements and Plans of Reorganization (the "Fund Plan" with respect to the Reorganized Fund and the "Trust Plan" with respect to the Acquired Trust, and collectively, the "Plans") for the respective Reorganizations of the Reorganized Fund and the Acquired Trust. This Proxy Statement and Prospectus is accompanied by the Prospectus of the Acquiring Fund dated March , 1996 (the "Acquiring Fund Prospectus"), which Prospectus is incorporated by reference herein. Also incorporated herein by reference are (a) the Statement of Additional Information dated the date hereof relating to this Proxy Statement and Prospectus, including the Statement of Additional Information of the Reorganized Fund dated January 1, 1996, the Statement of Additional Information of the Lord Abbett Securities Trust dated December 27, 1994 and the Statement of Additional Information of the Acquiring Fund dated March , 1996, and (b) the Prospectus of the Reorganized Fund dated January 1, 1996 (the "Reorganized Fund Prospectus") and the Prospectus of the Securities Trust dated December 27, 1994 (the "Acquired Trust Prospectus") [a pre-effective amendment is to be filed to incorporate by reference the final Prospectus and Statement of Additional Information of the Income Fund and the Prospectus and Statement of Additional Information of Lord Abbett Securities Trust to be dated March 1, 1996]. Such Statements of Additional Information and such Prospectuses are available, upon oral or written request, and at no charge, from the Acquiring Fund, at its above-noted telephone number and address.

================================================================================
                               TABLE OF CONTENTS

MEETINGS OF SHAREHOLDERS OF THE REORGANIZED FUND AND
   SECURITIES TRUST......................................................... 2

FEE TABLES.................................................................. 4

ITEM 1.  APPROVAL OF THE AGREEMENTS
         AND PLANS OF REORGANIZATION

         SUMMARY OF PROPOSALS............................................... 6

         INFORMATION ABOUT THE REORGANIZATIONS.............................. 9

         COMPARATIVE INFORMATION ABOUT THE FUNDS........................... 17

ITEM 2.  FOR REORGANIZED FUND SHAREHOLDERS ONLY --
         A. Election of Directors of the Reorganized Fund.................. 20
         B. Ratification or Rejection of Independent Public Accountants.... 26

ITEM 3.  FOR ACQUIRED TRUST  SHAREHOLDERS ONLY --
         Ratification or Rejection of Independent Public Accountants....... 26

ADDITIONAL INFORMATION..................................................... 27

Exhibit A(1) - Agreement and Plan of Reorganization with respect to the
               Reorganized Fund

         (2) - Agreement and Plan of Reorganization with respect to the Acquired Trust

Exhibit B - Proposed Class A 12b-1 Plan

Exhibit C - Comparison of Investment Policies and Restrictions

================================================================================

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY
                            IS A CRIMINAL OFFENSE.

               MEETINGS OF SHAREHOLDERS OF THE REORGANIZED FUND
                             AND SECURITIES TRUST

          This Prospectus and Proxy Statement is furnished in connection with the solicitation of proxies by and on behalf of the Board of Directors of the Reorganized Fund and the Board of Trustees of Securities Trust to be used at an Annual Meeting of Shareholders of the Reorganized Fund and a Special Meeting of Shareholders of Securities Trust and any adjournments thereof. Such meetings are to be held at 10:00 a.m. on June 19, 1996, at the offices of Lord Abbett on the 11th floor of the General Motors Building, 767 Fifth Avenue, New York, NY 10153. This Prospectus and Proxy Statement and the enclosed proxy card are first being mailed to shareholders of the Reorganized Fund and the Acquired Trust on or about April 17, 1996.

          Approval of the Fund Plan and the Fund Reorganization will require the affirmative vote of a majority of the outstanding shares of the Reorganized Fund, and approval of the Trust Plan and the Trust Reorganization will acquire the affirmative vote of a majority of the shares of the Acquired Trust voted on the matter. One-third of the aggregate number of shares of the Acquired Trust shall be necessary to constitute a quorum for approval of the Trust Plan and the Trust Reorganization. To avoid a need to call an Acquiring Fund shareholders' meeting after the Reorganizations, the shareholders of the Reorganized Fund are being asked, as part of their vote on the Fund Plan, to authorize the Reorganized Fund, as the sole shareholder of the Acquiring Fund before the Fund Reorganization, to (a) approve a proposed distribution plan pursuant to Section 12 of the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 12b-1 thereunder applicable to the Class A shares, and (b) approve a proposed investment management agreement between the Acquiring Fund and Lord, Abbett & Co. ("Lord Abbett") that will be substantially the same as the current investment management agreement of the Reorganized Fund. For the same reason, the shareholders of the Acquired Trust are being asked, as part of their vote on the Trust Plan, to authorize the Acquired Trust, as the sole Class C shareholder of the Acquiring Fund before the Trust Reorganization, to approve a proposed distribution plan that is substantially the same as the current distribution plan of the Acquired Trust. A vote in favor of a Reorganization will be deemed also to be a vote to authorize the Reorganized Fund or the Acquired Trust, as the case may be, to take such action.

          At the close of business on March 22, 1996 (the "Record Date"), there were issued and outstanding ____ shares of the Reorganized Fund and ____ shares of the Acquired Trust. Only shareholders of record as of the close of business on the Record Date will be entitled to notice of, and to vote at, the meetings or any adjournment thereof. Shareholders of the Reorganized Fund and the Acquired Trust are entitled to one vote for each share. The Reorganized Fund is a Maryland corporation and the Acquired Trust is a series of a Delaware business trust. Under Maryland and Delaware law, shares owned by two or more persons (whether as joint tenants, co-fiduciaries or otherwise) will be voted as follows, unless a written instrument or court order providing to the contrary has been filed with the Secretary of the Reorganized Fund or the Acquired Trust, as the case may be: (1) if only one votes, that vote binds all; (2) if more than one votes, the vote of the majority binds all; and (3) if more than one votes and the vote is evenly divided, the vote will be cast proportionately.

          The effect of an abstention or broker non-vote by a shareholder of the Reorganized Fund is the same as a vote against the Fund Plan and the Fund Reorganization. Shares of the Acquired Trust with respect to which there is an abstention or broker non-vote shall be counted for quorum purposes and shall not be treated as "voted" for purposes of determining whether the Trust Plan and the Trust Reorganization has been approved. If the enclosed form of proxy is properly executed and returned in time to be voted at the applicable meeting, the proxies named therein will vote the shares represented by the proxy in accordance with the instructions marked thereon. A proxy may be revoked by the signer at any time at or before the applicable meeting by written notice to the Reorganized Fund or the Acquired Trust, as the case may be, by execution of a later-dated proxy or by voting in person at the meeting. Unless revoked, all valid proxies will be voted in accordance with the specifications thereon or, in the absence of such specifications, FOR approval of the applicable Plan and Reorganization, FOR the other matter or matters specified in the notice of such meeting and on any other matters as deemed appropriate.

          Proxies will be solicited by mail. Additional solicitations may be made by telephone, facsimile or personal contact by officers or employees of Lord Abbett and its affiliates. The Reorganized Fund and the Acquired Trust may also request brokerage houses, custodians, nominees, and fiduciaries who are stockholders of record to forward proxy materials to the beneficial owners. D.F. King & Co. has been retained to assist in the solicitation of proxies at an estimated cost of $_______ for the Reorganized Fund and $_______ for the Acquired Trust. The cost of the solicitations will be borne by ______________.

          In the event that sufficient votes to approve a Plan are not received by the meeting date, the persons named as proxies may propose one or more adjournments of the applicable meeting to permit further solicitation of proxies. In determining whether to adjourn a meeting, the following factors may be considered: the percentage of votes actually cast, the percentage of negative votes actually cast and the nature of any further solicitation and any information to be provided to shareholders with respect to such a solicitation. Any such adjournment will require an affirmative vote by a majority of the shares present in person or by proxy and entitled to vote at the meeting. The persons named as proxies will vote upon such adjournment after consideration of the best interests of all shareholders.

          If the Fund Plan is not approved by the shareholders of the Reorganized Fund, or if the Fund Reorganization is not consummated for any other reason, the Reorganized Fund will continue to engage in business as Lord Abbett California Tax-Free Income Fund, Inc. If the Trust Plan is not approved by the shareholders of the Acquired Trust, or if the Trust Reorganization is not consummated for any other reason, the Acquired Trust will continue to engage in business as California Tax-Free Income Trust, a series of Lord Abbett Securities Trust. If the Fund Plan is approved by the shareholders of the Reorganized Fund, and all other conditions to consummation of the Fund Reorganization are satisfied, the Fund Reorganization will occur regardless of whether the Trust Plan is approved or the Trust Reorganization is consummated.

                                   FEE TABLES

FEE TABLE WITH RESPECT TO FUND REORGANIZATION. Set forth below is a summary comparison of the expenses of (a) the shares of the Reorganized Fund and (b) on a pro-forma basis after giving effect to the Fund Reorganization, the Class A Shares of the Acquiring Fund (to be issued in the Fund Reorganization in exchange for the shares of the Reorganized Fund). The annual operating expenses shown in the summary comparison for the shares of the Reorganized Fund are the actual expenses for the fiscal year ending August 31, 1995, and those shown on a pro-forma basis for the Class A shares of the Acquiring Fund are such actual expenses of the Reorganized Fund adjusted for estimated changes in the management fee and the Rule 12b-1 plan expenses. The example set forth below is not a representation of past or future expenses. Actual expenses may be greater or less than those shown.

----------------------------------------------------------------------------------------------------------------------------------
                                                                                                     ACQUIRING FUND
SHAREHOLDER TRANSACTION EXPENSES                                REORGANIZED FUND                     CLASS A SHARES
(AS A PERCENTAGE OF OFFERING PRICE)                                 SHARES                            (PRO-FORMA)
----------------------------------------------------------------------------------------------------------------------------------
   Maximum Sales Load on Purchases/(1)/........................     4.75%                               4.75%
----------------------------------------------------------------------------------------------------------------------------------
   Deferred Sales Load /(1)/...................................   None/(2)/                           None/(2)/
----------------------------------------------------------------------------------------------------------------------------------
ANNUAL OPERATING EXPENSES
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
----------------------------------------------------------------------------------------------------------------------------------
       Management Fee..........................................     0.40%                            0.50%/(3)/
----------------------------------------------------------------------------------------------------------------------------------
       Rule 12b-1 Fees.........................................     0.26%                            0.27%/(3)/
----------------------------------------------------------------------------------------------------------------------------------
       Other Expenses..........................................     0.10%                            0.10%/(3)/
----------------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING EXPENSES.......................................     0.76%                            0.87%/(3)/
----------------------------------------------------------------------------------------------------------------------------------

Example:  Assume annual return is 5% and there is no change in the level of
-------
expenses described above. For every $1,000 invested, with reinvestment of all distributions, you would pay the following total expenses if you closed your account after the number of years indicated.

                                                       1 YEAR       3 YEARS        5 YEARS         10 YEARS
                                                       ------       -------        -------         --------
         REORGANIZED FUND SHARES/(4)/                    $55          $71            $88             $137
            ACQUIRING FUND CLASS A SHARES                $56          $74            $93             $150
             (PRO-FORMA)/(4)/

/(1)/ Sales "load" is referred to as sales "charge" and "deferred sales load" is referred to as "contingent deferred reimbursement charge" throughout this Proxy Statement and Prospectus.
/(2)/ With respect to shares on which the Reorganized Fund's Rule 12b-1 distribution fee for purchases of $1 million or more has been paid, and Class A shares on which the Acquiring Fund's Rule 12b-1 distribution fee will be paid, certain redemptions are subject to a contingent deferred reimbursement charge of up to 1% if the redemption occurs within 24 months after the month of purchase. Holding periods for shares purchased prior to the Fund Reorganization will carry over for the purpose of determining the applicability of the CDRC to Class A shares. See "12b-1 Plans" under "Information About the Reorganizations" for a description of the proposed 12b-1 Plan for the A shares.
/(3)/ The expenses of the Acquiring Fund Class A shares are estimated. The proposed Rule 12b-1 Plan for the A shares provides for annual service fee payments equal to 0.25%, and, if approved by the Board of Trustees, distribution fee payments not to exceed in any year 0.25%, of the average value of the net assets of the Fund attributable to the Class A shares. The board has not authorized the Acquiring Fund to make distribution fee payments at this level. The estimated Rule 12b-1 fees for the Acquiring Fund Class A shares are based on the distribution fee payments authorized by the board. See "12b-1 Plans" under "Information About the Reorganizations". Currently, Lord Abbett does not intend to waive its management fee for the years subsequent to the Fund Reorganization with respect to Class A shares of the Acquiring Fund.
/(4)/ Based on total operating expenses or estimated operating expenses shown in the table above.

The foregoing is provided to assist shareholders of the Reorganized Fund in understanding the various expenses the holders of shares of the Reorganized Fund have incurred and that such holders might incur as holders of the Class A shares following the Fund Reorganization.
--------------------------------------------------------------------------------

FEE TABLE WITH RESPECT TO TRUST REORGANIZATION. Set forth below is a summary comparison of the expenses of (a) the shares of the Acquired Trust and (b) on a pro-forma basis after giving effect to the Trust Reorganization, the Class C shares of the Acquiring Fund (to be issued in the Trust Reorganization in exchange for the shares of the Acquired Trust). The annual operating expenses shown in the summary comparison for the shares of the Acquired Trust are the actual expenses for the fiscal year ending October 31, 1995, and those shown on a pro-forma basis for the Class C shares of the Acquiring Fund are the estimated expenses of such shares for the subsequent year had the Trust Reorganization occurred on November 1, 1994. The example set forth below is not a representation of past or future expenses. Actual expenses may be greater or less than those shown.

                                                                                                      ACQUIRING FUND
SHAREHOLDER TRANSACTION EXPENSES                                                                      CLASS C SHARES
(AS A PERCENTAGE OF OFFERING PRICE)                              ACQUIRED TRUST SHARES                  (PRO-FORMA)
------------------------------------------------------------------------------------------------------------------------------------

  Maximum Sales Load on Purchases/(1)/ ........................        None/(2)/                        None/(2)/
------------------------------------------------------------------------------------------------------------------------------------

  Deferred Sales Load /(1)/....................................        1.00%/(3)/                       1.00%/(3)/
------------------------------------------------------------------------------------------------------------------------------------

ANNUAL OPERATING EXPENSES
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
------------------------------------------------------------------------------------------------------------------------------------

        Management Fee.........................................        0.00%/(5)/                       0.50%/(4)/
------------------------------------------------------------------------------------------------------------------------------------

        Rule 12b-1 Fees........................................        0.93%/(2)/                       0.93%/(2)(4)/
------------------------------------------------------------------------------------------------------------------------------------

        Other Expenses.........................................        0.00%/(5)/                       0.10%/(4)/
------------------------------------------------------------------------------------------------------------------------------------

TOTAL OPERATING EXPENSES.......................................        0.93%/(5)/                       1.53%/(4)/
------------------------------------------------------------------------------------------------------------------------------------

Example:  Assume each Fund's annual return is 5% and there is no change in the
-------
level of expenses described above. For every $1,000 invested, with reinvestment of all distributions, you would pay the following total expenses if you closed your account after the number of years indicated.

                                             1 YEAR             3 YEARS              5 YEARS               10 YEARS
                                             ------             -------              -------               --------
    ACQUIRED TRUST SHARES/(6)/                 $9                 $30                  $51                   $114
    ACQUIRING FUND CLASS C SHARES              $16                $48                  $83                   $183
      (PRO-FORMA)/(6)/

/(1)/ Sales "load" is referred to as sales "charge" and "deferred sales load" is referred to as "contingent deferred reimbursement charge" throughout this Proxy Statement and Prospectus.
/(2)/ Although the Acquired Trust does not, and the Acquiring Fund will not, with respect to the Class C shares, charge a front-end sales charge, investors should be aware that long-term shareholders may pay, under the Rule 12b-1 Plan of the Acquired Trust and under the Rule 12b-1 Plan to be applicable to the Class C shares of the Acquiring Fund (which pays and will pay annual 0.25% service and 0.75% distribution fees), more than the economic equivalent of the maximum front-end sales charge as permitted by certain rules of National Association of Securities Dealers, Inc.
/(3)/ Redemptions of the Acquired Trust shares are, and redemptions of the Class C shares will be, subject to a 1% contingent deferred reimbursement charge if the redemption occurs before the first anniversary of the share purchase. Holding periods for shares purchased prior to the Trust Reorganization will carry over for the purpose of determining the applicability of the CDRC to Class C shares. See "12b-1 Plans" under "Information About Reorganizations".
/(4)/ The expenses of the Acquiring Fund Class C shares are estimated. Lord Abbett intends to neither waive its management fee nor subsidize expenses for the years subsequent to the Trust Reorganization with respect to Class C shares of the Acquiring Fund.
/(5)/ Lord Abbett has waived part of its management fee and subsidized expenses with respect to the Acquired Trust during the past year (and continues to do so). The management fee and other expenses would have been 0.50% and 0.24%, respectively, absent such waiver and subsidy.
/(6)/ Based on total operating expenses or estimated operating expenses shown in the table above.

The foregoing is provided to assist shareholders of the Acquired Trust in understanding the various expenses the holders of shares of the Acquired Trust have incurred and that such holders might incur as holders of the Class C shares following the Trust Reorganization.
--------------------------------------------------------------------------------

                   ITEM 1. - APPROVAL OF THE AGREEMENTS AND
                            PLANS OF REORGANIZATION

                             SUMMARY OF PROPOSALS

          The following is a summary of certain information contained elsewhere or incorporated by reference in this Proxy Statement and Prospectus and is qualified in its entirety by reference to such information.

OVERVIEW OF PROPOSED REORGANIZATIONS. The Plans provide for the transfer to the Acquiring Fund of all of the assets of the Reorganized Fund and the Acquired Trust in exchange for Class A shares and Class C shares, respectively, and the assumption by the Acquiring Fund of all of the liabilities of those respective Funds. The Class A shares and Class C shares will then be distributed to the respective shareholders of the Reorganized Fund and the Acquired Trust and those Funds will be liquidated. As a result of the Reorganizations, each shareholder of the Reorganized Fund and each shareholder of the Acquired Trust will become an owner of that number of full and fractional Class A shares or Class C shares, as the case may be, having an aggregate net asset value equal to the aggregate net asset value of their shares of the Reorganized Fund or the Acquired Trust, as of the close of business on the date of the Reorganizations. Consummation of the Fund Reorganization is subject to the approval of the Reorganized Fund's shareholders and other conditions. It is not subject to the consummation of the Trust Reorganization. Consummation of the Trust Reorganization is subject to the approval of the Acquired Trust's shareholders, the prior consummation of the Fund Reorganization and other conditions.

          To avoid a need to call an Acquiring Fund shareholders' meeting after the Reorganizations, shareholders of the Reorganized Fund are being asked to authorize the Reorganized Fund, as the sole Class A shareholder of the Acquiring Fund before the Fund Reorganization, to (a) approve the proposed distribution plan for the Class A shares, and (b) approve the investment advisory agreement for the Acquiring Fund, and shareholders of the Acquired Trust are being asked to authorize the Acquired Trust, as the sole Class C shareholder of the Acquiring Fund prior to the Trust Reorganization, to approve the proposed distribution plan for the Class C shares. A vote in favor of a Reorganization will be deemed also to be a vote to authorize the Reorganized Fund or the Acquired Trust, as the case may be, to take such action.

          The directors of the Reorganized Fund believe that it will be advantageous for the Reorganized Fund to reorganize itself into a series of the Income Fund rather than to continue as a separate corporation. The directors believe that this will enable the Reorganized Fund to benefit from administrative efficiencies resulting from its being a series of a larger investment company. The trustees of the Acquired Trust believe that the proposed Trust Reorganization will enable the shareholders of the Acquired Trust to benefit on a long-term basis from economies of scale while continuing to invest in a portfolio of securities managed by Lord Abbett under a substantially similar investment objective. See "Information About the Reorganizations -- Reasons for Reorganizations" for additional information about the reasons for the Reorganizations.

BUSINESSES OF THE FUNDS. The Reorganized Fund is a diversified, open-end management investment company incorporated under the laws of Maryland on May 21, 1985. It has a single class of shares with
equal rights as to voting, dividends, assets and liquidation.   As of December
31, 1995, the Reorganized Fund's net assets were approximately $302 million.

          The Acquired Trust is a non-diversified series of the Securities Trust, an open-end management investment company organized as a Delaware business trust under an Agreement and Declaration of Trust dated February 26, 1993. The Securities Trust offers ten series, one of which is the Acquired Trust, each consisting of one class of shares. The Acquired Trust commenced investment operations on October 1, 1993. As of December 31, 1995, the Acquired Trust's net assets were approximately $17 million.

          The Acquiring Fund is a non-diversified series of the Income Fund, an open-end management investment company incorporated under the laws of Maryland on December 27, 1983. Currently, the Income Fund consists of ten series, one of which is the Acquiring Fund, each consisting of one class of shares. The Acquiring Fund will hold no assets and will conduct no investment operations prior to the consummation of the Fund Reorganization.

INVESTMENT OBJECTIVES AND POLICIES OF THE FUNDS. The Reorganized Fund and the Acquired Trust have identical investment objectives: to seek as high a level of interest income exempt from federal and California personal income tax as is consistent with preservation of capital. The objective of the Acquiring Fund is substantially similar: to seek as high a level of interest income exempt from federal and California personal income tax as is consistent with reasonable risk.

          The Reorganized Fund and the Acquired Trust also have substantially similar investment policies and restrictions. The investment policies and restrictions of the Acquiring Fund have been simplified and made less restrictive compared to those of the Reorganized Fund and the Acquired Trust in order to provide greater flexibility in managing the investment portfolio of the Acquiring Fund. Most importantly, a number of the investment policies and restrictions that are classified as fundamental for the Reorganized Fund and the Acquired Trust are classified as non-fundamental for the Acquiring Fund or made significantly less restrictive. See "Comparative Information About the Funds -- Investment Objectives, Policies and Restrictions."

          The portfolios of the Reorganized Fund and the Acquired Trust are expected to be suitable for the Acquiring Fund, and so no significant realignment of those portfolios is expected in connection with the Reorganizations.

PURCHASES AND EXCHANGES. Shares of the Reorganized Fund and the Acquired Trust are, and Class A and C Shares will be, available through certain authorized dealers at the public offering price, which is the net asset value per share plus, in the case of Class A shares, a one-time sales charge. Shares of the Acquired Trust are, and Class C shares will be, subject to a contingent deferred reimbursement charge equal to 1% of the lower of their cost or the net asset value if redeemed for cash before the first anniversary of their purchase. See "Information About the Reorganizations -- Shares of the Acquiring Fund." Shareholders of the Reorganized Fund may now exchange their shares for shares of up to 24 other funds and series in the Lord Abbett family of funds, and shareholders of the Acquired Trust may now exchange their shares for shares of the nine other series of the Securities Trust and for shares of Lord Abbett U.S. Government Securities Money Market Fund, Inc. It is expected that holders of Class A shares will be able to exchange their shares for Class A shares of up to 25 other funds and series managed by Lord Abbett and that holders of Class C shares will be able to exchange their shares for

Class C shares of up to 13 of such funds and series. Each exchange represents a sale of shares for which a shareholder may have to recognize a gain or loss under Federal income tax provisions.

RULE 12B-1 PLANS. The Reorganized Fund has adopted a plan pursuant to Section 12(b) of the 1940 Act and Rule 12b-1 thereunder (a "Rule 12b-1 Plan"), under which it pays Lord Abbett (1) an annual service fee (payable quarterly) of 0.25% of the average daily net asset value of shares sold, or attributable to shares sold, by dealers and (2) a one-time 1% distribution fee, at the time of sale, on all shares sold at the $1 million level by dealers, including sales qualifying at such level under the rights of accumulation and statement of intention privileges described in the Fund's prospectus in effect at such time, subject to a contingent deferred reimbursement charge for up to 24 months. Lord Abbett is required to pay these service and distribution fees to dealers to provide additional incentives for the dealers (a) to provide continuing information and investment services to their shareholder accounts and otherwise to encourage their accounts to remain invested in the Reorganized Fund and (b) to sell its shares.

          As part of the Fund Reorganization, the Acquiring Fund is adopting a new Rule 12b-1 Plan applicable to the Class A shares that will be similar to the Reorganized Fund's Rule 12b-1 Plan. The principal change is that under the proposed new Rule 12b-1 Plan for the Class A shares the Board of Directors will be able to increase the amount of the total distribution fee up to 0.25% of the Fund's average annual net assets. For a fuller description of the current Rule 12b-1 Plan of the Reorganized Fund and of the proposed new Rule 12b-1 Plan for the A shares of the Acquiring Fund, see "Information About the Reorganizations --Rule 12b-1 Plans."

          The Acquired Trust has adopted a Rule 12b-1 Plan under which it pays service and distribution fees at the time shares are sold not to exceed 1% of the net asset value of such shares and at each quarter-end after the first anniversary of the sale of shares at an annual rate not to exceed 1% of the net asset value of such shares then outstanding. As part of the Trust Reorganization, the Acquiring Fund will adopt a Rule 12b-1 Plan applicable to the Class C shares that will be substantially the same as the Acquired Trust's Rule 12b-1 Plan, except as noted below under "Information About the Reorganizations -- Rule 12b-1 Plans."

DIVIDEND POLICIES AND OPTIONS. The Reorganized Fund and the Acquired Trust distribute net investment income monthly as dividends. They also may pay supplemental dividends and capital gains distributions in December or January. The Reorganized Fund also pays capital gains distributions in September. The shareholders of each such Fund may reinvest such dividends and distributions in additional shares at net asset value or take such amounts in cash. The Acquiring Fund intends to continue these same practices, except that it does not expect to pay any capital gains distributions in September or January.

REDEMPTION PROCEDURES.   The redemption procedures of the Reorganized Fund and
the Acquired Trust are substantially the same. The Acquiring Fund will follow the redemption procedures of the Reorganized Fund, which are described in the Acquiring Fund Prospectus under "Redemptions."

TAX CONSIDERATIONS. The consummation of each Reorganization is subject to receipt of an opinion of counsel substantially to the effect that, among other things, such Reorganization will not cause a gain or loss to be recognized by the Reorganized Fund or the Acquired Trust, as the case may be, or its shareholders for federal income tax purposes. See "Information about the Reorganizations--Federal Income Tax Considerations."

RISK FACTORS. Because of the similarities in the investment objectives of the Funds, Lord Abbett believes that the relative risks involved in investing in the Funds can be considered similar. However, the investment policies and restrictions of the Acquiring Fund have been made less restrictive compared to those of the Reorganized Fund and the Acquired Trust in order to provide greater flexibility in the future management of the investment portfolio of the Acquiring Fund. If the Acquiring Fund were to take to any significant extent the actions permitted by these less restrictive policies and restrictions, a result not now anticipated, the risks of investing in the Acquiring Fund could be greater than those involved in investing in the Reorganized Fund and the Acquired Trust. See "Comparative Information About the Funds -- Investment Objectives, Policies and Restrictions" below.


                     INFORMATION ABOUT THE REORGANIZATIONS

THE PLANS. On July 12, 1996, assuming the conditions referred to below are satisfied, the Reorganized Fund will transfer all of its assets to the Acquiring Fund (the date of such transfer is referred to herein as the "Closing Date") in exchange for (i) Class A shares of the Acquiring Fund having an aggregate net asset value equal to the aggregate value of the assets, less liabilities, of the Reorganized Fund and (ii) the assumption by the Acquiring Fund of all the liabilities of the Reorganized Fund. The Reorganized Fund will distribute as of the Closing Date such Class A shares pro-rata to its shareholders of record, determined as of the close of business on the Closing Date, in exchange for their shares of the Reorganized Fund. Approval and consummation of the Trust Reorganization are not conditions to the consummation of the Fund Reorganization. Assuming the other conditions referred to below are satisfied, the Fund Reorganization will occur regardless of whether the Trust Reorganization is expected to occur.

          Upon the consummation of the Fund Reorganization and on the Closing Date, assuming the other conditions referred to below are satisfied, the Acquired Trust will transfer all of its assets to the Acquiring Fund in exchange for (i) Class C shares of the Acquiring Fund having an aggregate net asset value equal to the aggregate value of the assets, less liabilities, of the Acquired Trust and (ii) the assumption by the Acquiring Fund of all the liabilities of the Acquired Trust. The Acquired Trust will distribute as of the Closing Date such Class C shares pro-rata to its shareholders of record, determined as of the close of business on the Closing Date, in exchange for their shares of the Acquired Trust.

          The net asset values of the Class A shares and Class C shares and the values of the assets and the amounts of the liabilities of the Reorganized Fund and the Acquired Trust will be determined as of the Closing Date in accordance with the valuation procedures set forth in the Acquiring Fund's Articles of Incorporation (see "Purchases" in the Acquiring Fund Prospectus). The valuation procedures used by the Acquiring Fund are the same as those used by the Reorganized Fund and the Acquired Trust.

          The obligations of each of the Reorganized Fund and the Acquired Trust to consummate the Reorganization to which it is to be a party are subject to the satisfaction of certain conditions precedent, including (a) approval and authorization of each Reorganization by the vote of not less than a majority of the shares of the Reorganized Fund, outstanding and entitled to vote, or the vote of a majority of the shares of the Acquired Trust voted in the matter if a quorum is present, as the case may be, (b) receipt of a favorable ruling from the Internal Revenue Service to the effect that the issuance of various classes of shares by the Acquiring Fund will not result in dividends or distributions of the Acquiring Fund constituting "preferential dividends" under the Internal Revenue Code of 1986, as amended (the "Code"),

(c) a favorable opinion of legal counsel as to the federal income tax consequences of the proposed transaction as described below under "Federal Income Tax Considerations", and (d) approved by the shareholders of the Income Fund of an amendment to its Articles of Incorporation authorizing the creation of additional classes of shares.

          The foregoing summary of the Plans does not purport to be complete, and is subject in all respects to the provisions of, and is qualified in its entirety by reference to, the Plans, copies of which are attached as Exhibits A(1) and (2).

REASONS FOR THE REORGANIZATIONS. The Board of Directors of the Reorganized Fund and the Board of Trustees of the Securities Trust, as well as the Board of Directors of the Income Fund, including in each case a majority who are not "interested persons" (as defined in the 1940 Act) of any of the Funds or of Lord Abbett, approved the respective Plans and Reorganizations on March 14, 1996. In this connection, the boards determined that participation in the proposed Reorganizations is in the best interests of the shareholders of the respective Funds and that the interests of existing shareholders of the Funds will not be diluted as a result of their respective Reorganizations. In doing so, the board of the Reorganized Fund considered the administrative efficiencies that should flow to the Reorganized Fund as a result of its being a series of a larger investment company. In addition, the boards of the Funds considered several factors, including that (a) the shareholders of the Acquired Trust are expected to benefit on a long-term basis from economies of scale as shareholders of the larger Acquiring Fund following the Reorganizations, while continuing to invest in a portfolio of securities managed by Lord Abbett under a substantially similar investment objective, and (b) implementation of a multi-class fund structure for the Acquiring Fund is expected to (i) enable investors in the Acquiring Fund to choose the distribution option that best suits their individual situations, (ii) facilitate distribution of the Acquiring Fund's shares, and (iii) maintain the competitive position of the Acquiring Fund in relation to other funds that have imple mented or are seeking to implement similar distribution arrangements.

          The directors of the Income Fund, the trustees of the Securities Trust and the directors of the Reorganized Fund are the same individuals.

SHARES OF THE ACQUIRING FUND. On or before the Closing Date, the Acquiring Fund will have two classes of shares, Class A shares (to be received by the shareholders of the Reorganized Fund in the Fund Reorganization) and Class C shares (to be received by the shareholders of the Acquired Trust in the Trust Reorganization). Each share of the Acquiring Fund, regardless of class, will share pro-rata (based on net asset value) in the portfolio and income of the Acquiring Fund and in the Acquiring Fund's expenses, except for differences in expenses resulting from different Rule 12b-1 Plans for the various classes and certain other class specific expenses. See "Rule 12b-1 Plans" below.

          After the Fund Reorganization, Class A shares will be offered to the public at net asset value subject to an initial sales charge identical to the sales charge currently imposed on sales of the Reorganized Fund shares, as follows:

                                    SALES CHARGE AS A            DEALER'S CON       TO COMPUTE
                                     PERCENTAGE OF:              CESSION AS A        OFFERING
                             -------------------------------
                                                                 PERCENTAGE OF     PRICE, DIVIDE
                                                 NET AMOUNT        OFFERING           NAV BY
    SIZE OF INVESTMENT      OFFERING PRICE        INVESTED          PRICE*
----------------------------------------------------------------------------------------------------
Less than $50,000                   4.75%             4.99%              4.00%             .9525
----------------------------------------------------------------------------------------------------
$50,000 to $99,999                  4.75%             4.99%              4.25%             .9525
----------------------------------------------------------------------------------------------------
$100,000 to $249,999                3.75%             3.90%              3.25%             .9625
----------------------------------------------------------------------------------------------------
$250,000 to $499,999                2.75%             2.83%              2.50%             .9725
----------------------------------------------------------------------------------------------------
$500,000 to $999,999                2.00%             2.04%              1.75%             .9800
----------------------------------------------------------------------------------------------------
$1,000,000 or more            No Sales Charge**                          1.00%            1.0000
----------------------------------------------------------------------------------------------------

     * Lord Abbett may, for specified periods, allow dealers to retain the full sales charge for sales of shares during such periods, or pay an additional concession to a dealer who, during a specified period, sells a minimum dollar amount of our shares and/or shares of other Lord Abbett-sponsored funds. In some instances, such additional concessions will be offered only to certain dealers expected to sell significant amounts of shares. Lord Abbett may, from time to time, implement promotions under which Lord Abbett will pay a fee to dealers with respect to certain purchases not involving the imposition of a sales charge. Additional payments may be paid from Lord Abbett's own resources and will be made in the form of cash or, if permitted, non-cash payments. The non-cash payments will include business seminars at resorts or other locations, including meals and entertainment, or the receipt of merchandise. The cash payments will include payment of various business expenses of the dealer.

    ** As disclosed in the Acquiring Fund Prospectus, other sales in certain categories are made at net asset without a sales charge.

          Subject to some exceptions, Class A shares sold without any sales charge will be subject to a contingent deferred reimbursement charge (a "CDRC") of up to 1% of the lower of their cost or their net asset value if they are redeemed from the Lord Abbett-sponsored family of funds within 24 months after the month of purchase. See "12b-1 Plans" below. Holding periods for shares purchased prior to the Fund Reorganization will carry over for the purpose of determining the applicability of the CDRC to Class A shares.

          After the Trust Reorganization, Class C shares will be offered at net asset value without an initial sales charge, but if redeemed for cash before the first anniversary of their purchase, will be subject to a CDRC equal to 1% of the lower of their cost or then net asset value. Holding periods for shares purchased prior to the Trust Reorganization will carry over for the purpose of determining the applicability of the CDRC to Class C shares.

          After the Closing Date, the Acquiring Fund may create and issue one or more classes of shares in addition to the Class A and C shares.

          Shares of all classes of the Acquiring Fund will vote together on all matters affecting the Acquiring Fund, except for matters, such as approval of a Rule 12b-1 plan, affecting only a particular class or classes. Shares of the Acquiring Fund will vote together with shares of other series of Income Fund on all matters affecting the Income Fund, except for matters, such as approval of an investment management agreement, affecting only one or more particular series. All shares voting on a matter will have identical voting rights. All issued shares of the Acquiring Fund will be fully paid and non-assessable, and shareholders will have no preemptive or other right to subscribe to any additional shares. Shares of all classes of the Acquiring Fund will have the same rights and be subject to the same limitations with respect to dividends, redemptions and liquidation except for differences resulting from class-specific Rule 12b-1 plans and related service plans and certain other class-specific expenses.

RULE 12B-1 PLANS. Class A Rule 12b-1 Plan. As part of the Fund Reorganization, the Acquiring Fund is adopting a Rule 12b-1 plan applicable to the Class A shares (the "Class A 12b-1 Plan") that will be similar to the plan currently in effect for the Reorganized Fund. A copy of the Class A 12b-1 Plan is attached as Exhibit B to this Proxy Statement and Prospectus. Under the Reorganized Fund's current plan (except as to certain accounts for which tracking data is not available), the Fund pays dealers through Lord Abbett (1) an annual service fee (payable quarterly) of 0.25% of the average daily net asset value of shares sold, or attributable to shares sold, by dealers and (2) a one-time 1% distribution fee, at the time of sale, on all shares sold at the $1 million level by dealers, including sales qualifying at such level under the rights of accumulation and statement of intention privileges described in the Reorganized Fund's prospectus in effect at such time. These service and distribution fees provide additional incentives paid to dealers (a) to provide continuing information and investment services to their shareholder accounts and otherwise to encourage their accounts to remain invested in the Reorganized Fund and (b) to sell shares of the Reorganized Fund.

          Under the current plan of the Reorganized Fund, holders of shares on which the 1% distribution fee has been paid are required to pay to the Reorganized Fund a CDRC, or contingent deferred reimbursement charge, of 1% of the original cost or the then net asset value, whichever is less, of such shares if they are redeemed out of the Lord Abbett-sponsored family of funds on or before the end of the twenty-fourth month after the month in which the purchase occurred. (An exception is made for certain redemptions by tax-qualified plans under Section 401 of the Internal Revenue Code due to plan loans, hardship withdrawals, death, retirement or separation from service with respect to plan participants.) If the shares are exchanged into another Lord Abbett fund and are thereafter redeemed out of the Lord Abbett family on or before the end of such twenty-fourth month, the charge is collected for the Reorganized Fund by the other fund. The Reorganized Fund collects such a charge for other Lord Abbett-sponsored funds in a similar situation.

          Set forth below is a description of the principal changes to be effected under the proposed Class A 12b-1 Plan:

          (a) Distribution Fees.  The Board of Directors of the Income Fund will
              -----------------
be authorized under the Class A 12b-1 Plan, without further shareholder vote, to increase the amount of distribution fees up to 0.25% of the average annual net assets attributable to the Class A shares. This increased spending limit is intended primarily to permit the trustees to increase the amount to be spent for distribution to meet changing sales competition. The directors believe it is desirable to be able to make these changes without further shareholder approval because additional shareholder meetings would be costly to the Acquiring Fund and its shareholders and the time required for such meetings could delay the implementation of advantageous changes. The Board of Directors will approve additional charges under this increased authority only if a majority of the directors who are not "interested persons" of the Income Fund within the meaning of the 1940 Act and who will have no direct or indirect financial interest in the operations of the Class A 12b-1 Plan or in any agreements related thereto conclude in their business judgment that there is a reasonable likelihood that the increase will benefit the Acquiring Fund and its shareholders.

          The one-time 1% distribution fee, payable at the time of certain sales as described above, is to be charged against the 0.25% permitted annual distribution fee. During the Reorganized Fund's last fiscal year, payments of the one-time 1% distribution fee under that Fund's Rule 12b-1 plan totaled 0.__% of the Reorganized Fund's average net assets. Subject to approval of the Fund Reorganization by the shareholders of the Reorganized Fund, the Board of Directors of the Income Fund has authorized the Acquiring Fund to pay this one-time distribution fee with respect to sales of Class A shares, subject to three changes: First, the payments will be made in connection with sales to
         -----
retirement plans with 100 or more eligible employees, in addition to sales at the $1 million level as under the Reorganized Fund's 12b-1 plan; Second, the
                                                                 ------
payments will be reduced as follows: 1.0% of the first $5 million, 0.55% of the next $5 million, 0.50% of the next $40 million and 0.25% over $50 million of shares sold to a retirement plan or other qualifying purchaser within a 12-month period (beginning when the first purchase is made at net asset value); and Third, the payments will be made to institutions and persons permitted by
-----
applicable law and/or rules to receive such payments ("Authorized Institutions"), rather than just to dealers as is the case under the Reorganized Fund's Rule 12b-1 plan.

          Subject to such approval of the Fund Reorganization, the Income Fund's Board of Directors has authorized the Acquiring Fund to pay, as an additional distribution fee, a modest supplemental payment to dealers who have accounts comprising a significant percentage of the Acquiring Fund's Class A share assets, having a lower than average redemption rate and who have a satisfactory program for the promotion of Class A shares. Any such payments will be 0.10% per annum of the average assets of the Acquiring Fund represented by the Class A share accounts of qualifying dealers. This supplemental payment is intended by the Board of Directors to enhance the Acquiring Fund's relationships with those dealers most likely to have a significant impact on the growth of the Class A shares.

          (b) Service Fees.  Service fee payments, which are to be continued
              ------------
under the proposed Class A 12b-1 Plan at an annual rate of 0.25% of the average daily net asset value of the Class A shares could be made to all Authorized Institutions (institutions and persons permitted by applicable law and/or rules to receive such payments), rather than just to dealers as is the case under the Reorganized Fund's plan.

          (c) Use of Payments by Lord Abbett.  Lord Abbett will be permitted to
              ------------------------------
use payments received under the Class A 12b-1 Plan to provide continuing services to shareholder accounts not serviced by Authorized Institutions and, with board approval, to finance any activity which is primarily intended to result in the sale of Class A shares. Any such payments to finance activities primarily intended to result in the sale of Class A shares would be subject to the overall ceiling of 0.25% for annual distribution fees.

          (d) CDRC.  The Board of Directors of the Income Fund has approved a
              ----
CDRC applicable to the Class A 12b-1 shares substantially similar to the CDRC payable under the Rule 12b-1 Plan of the Reorganized Fund, except that no CDRC would be payable in connection with redemptions by retirement plans (not just those qualified under Section 401 of the Internal Revenue Code) attributable to any benefit payment or distribution of any excess contribution thereunder (not just those described above in connection with such exception under the Reorganized Fund's plan). Because CDRC payments will be made directly to the Acquiring Fund, they will have the effect of reducing the amount of the distribution fees paid by the Acquiring Fund for the purpose of complying with the overall ceiling of 0.25% for annual distribution fees. As in the case of the specific distribution fees authorized by the Board of Directors of the Income Fund, the CDRC authorized from time to time by the board for the Class A shares will be described in the then current prospectus of the Income Fund.

          If the supplemental payment to dealers, the revised one-time distribution fee and the other changes described above had been in effect for the Reorganized Fund's last fiscal year, it is estimated that, in the aggregate, they would have increased the expense ratio of the Reorganized Fund from 0.__% to approximately 0.__%, a difference of 0.__%.

          (e) Lord Abbett Distributor.  The other party to the Class A 12b-1
              -----------------------
Plan is to be Lord Abbett Distributor LLC, a New York limited liability company, to be formed as a subsidiary of Lord Abbett ("Lord Abbett Distributor"), rather than Lord Abbett. Lord Abbett Distributor is to take on all the underwriting functions currently performed directly by Lord Abbett.

          The Class A 12b-1 Plan was approved on March 14, 1996 by the directors of the Income Fund, including a majority of the directors who are not "interested persons" of the Income Fund within the meaning of the 1940 Act and who will have no direct or indirect financial interest in the operations of the Class A 12b-1 Plan or in any agreements related thereto. In considering whether to approve the Class A 12b-1 Plan, the directors considered, among other things, the factors set forth below:

          (i)  Flexibility in Adapting Distribution Fees to Meet Industry-Wide
               ---------------------------------------------------------------
     Changes.  During the last several years, there has been significantly
     -------
     increased competition and pricing experimentation in the mutual fund industry. As the pace of change increases, the Board of Directors believes it will be useful to be able to respond more quickly to marketplace pressures, and to change in appropriate cases the amount of the Class A 12b-1 distribution fees to be paid, without unnecessarily burdening the shareholders with the costs of additional proxy solicitations. The directors believe that the increased distribution fees described above are good examples of the desirability of this flexibility. Based on advice received from Lord Abbett, the decision by the board to approve the payment of distribution fees in connection with sales to retirement plans with 100 or more eligible employees will enable the Class A shares to compete more effectively in this growing and important market. The 0.10% per annum supplemental payments to dealers who meet certain criteria will permit the Acquiring Fund to enhance relationships with those dealers most likely to have a significant impact on the growth of the Class A shares.

         (ii)  Expanding Categories of Persons Eligible to Receive Payments. The
               ------------------------------------------------------------
     current Rule 12b-1 Plan of the Reorganized Fund limits payments thereunder to dealers selling fund shares. Since that plan was adopted, different methods of distribution, using different entities, have developed in the industry. The Board of Directors sees no reason to limit arbitrarily the categories of persons eligible to receive payments under the proposed plan, and believes that the availability of payments under the plan will induce such other entities to invest in Class A shares.

        (iii)  Flexibility in Distributor's Use of Payments.  Lord Abbett has
               --------------------------------------------
     advised the Board of Directors that allowing Lord Abbett Distributor to retain fees received from the Fund to (i) provide continuing information and investment services to shareholder accounts and (ii) finance, with board approval, any activity which is primarily intended to result in the sale of Class A shares will provide useful flexibility and will be in line with common practice in the industry.

          Prior to the Fund Reorganization, the Reorganized Fund will purchase one Class A share, and as sole shareholder of the Acquiring Fund, will approve the Class A 12b-1 Plan prior to the class being issued to the Reorganized Fund in the Fund Reorganization. A vote in favor of the Fund Reorganization will be deemed also to be a vote to authorize the Reorganized Fund to take such action.

          Class C Rule 12b-1 Plan. The Acquiring Fund is adopting a Rule 12b-1 Plan for the Class C shares (the "Class C 12b-1 Plan") substantially the same as the plan currently in effect for the Acquired Trust. The Acquired Trust's plan provides for payments to dealers through Lord Abbett of distribution and service fees (a) at the time shares are sold, not to exceed 0.75% and 0.25%, respectively, of the net asset value of the shares sold and (b) at the end of the quarter following the first anniversary of the sale of shares, and quarterly thereafter, at an annual rate not to exceed 0.75% and 0.25%, respectively, of the net asset value of such shares, including any shares issued for reinvested dividends and distributions after such first anniversary, so long as such shares remain outstanding. Lord Abbett may retain from the quarterly distribution fee, for the payment of distribution expenses incurred directly by it, an amount not to exceed 0.10% of the average annual net asset value of such shares outstanding. See the Acquired Trust Prospectus under "Purchases" for additional information concerning the Rule 12b-1 Plan of the Acquired Trust.

          There are two substantive changes in the Class C 12b-1 Plan:  First,
                                                                        -----
payment under the plan may be made to all Authorized Institutions (institutions and persons permitted by applicable law and/or rules to receive such payments), rather than just to dealers, as is the case under the Acquired Trust's Rule 12b-1 plan; and Second, the other party to the Class C 12b-1 Plan is to be Lord
            ------
Abbett Distributor (a New York limited liability company to be formed as a subsidiary of Lord Abbett), rather than Lord Abbett itself. Lord Abbett Distributor will take on all the underwriting functions currently performed directly by Lord Abbett.

          The Class C 12b-1 Plan was approved on March 14, 1996 by the directors of the Income Fund, including a majority of the trustees who are not "interested persons" of the Income Fund within the meaning of the 1940 Act and who will have no direct or indirect financial interest in the operations of such plan or in any agreements related thereto. Prior to the Trust Reorganization, the Acquired Trust will purchase one Class C share, and as sole shareholder, will approve the Class C 12b-1 Plan prior to that class being issued to the Acquired Trust in the Trust Reorganization. A vote in favor of the Trust Reorganization will be deemed also to be a vote to authorize the Acquiring Trust to take such action.

FEDERAL INCOME TAX CONSIDERATIONS. The consummation of each Reorganization is conditioned upon the receipt of an opinion of Debevoise & Plimpton, legal counsel to the Funds, regarding the Federal income tax consequences of that Reorganization substantially to the effect that, for Federal income tax purposes:

          (a) no gain or loss will be recognized by the Reorganized Fund or the Acquired Trust, as the case may be, upon the transfer of its assets to the Acquiring Fund in exchange for Class A shares or Class C shares, as the case may be, and the assumption by the Acquiring Fund of its liabilities or upon the distribution of the Class A shares or the Class C shares, as the case may be, to its shareholders;

          (b) no gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Reorganized Fund or the Acquired Trust, as the case may be, in exchange for Class A shares or Class C shares, as the case may be, and the assumption by the Acquiring Fund of the liabilities of the Reorganized Fund or the Acquired Trust, as the case may be;

          (c) no gain or loss will be recognized by shareholders of the Reorganized Fund or the Acquired Trust, as the case may be, upon the exchange of their shares for Class A shares or Class C shares;

          (d) the aggregate tax basis of the Class A shares received by any Reorganized Fund shareholder or of the Class C shares received by any Acquired Trust shareholder pursuant to the Reorganizations will be the same as the aggregate tax basis of the Reorganized Fund or Acquired Trust shares held by such shareholder immediately prior to the Reorganizations, and the holding period for the Class A shares or Class C shares to be received by any such shareholder will include the period during which the shares exchanged therefor were held by such shareholder (provided that such shares are held as capital assets on the date of the Reorganizations); and

          (e) the tax basis of the assets of the Reorganized Fund or the Acquired Trust acquired by the Acquiring Fund will be the same as the tax basis of such assets to the Reorganized Fund or the Acquired Trust, as the case may be, immediately prior to the Reorganizations, and the holding period of such assets in the hands of the Acquiring Fund will include the period during which those assets were held by the Reorganized Fund or the Acquired Trust, as the case may be.

          The Funds have not sought a tax ruling from the Internal Revenue Service with respect to the tax consequences of the Reorganizations, but will act in reliance upon the opinion of counsel. Such opinion is not binding on the Internal Revenue Service. Since the foregoing discussion relates only to the general Federal income tax consequences of the Reorganizations, shareholders should also consult their tax advisors as to any state or local tax consequences of the Reorganizations to them and any special considerations that may apply in their individual circumstances.

EXPENSES OF THE REORGANIZATIONS. Expenses of the Reorganizations, including legal and accounting expense, the costs of proxy solicitation and the preparation of this Prospectus and Proxy Statement, will be borne by __________. If the Reorganizations are consummated, the respective expenses of the Reorganized Fund and the Acquired Trust, to the extent not paid prior to the Closing Date, will be assumed by the Acquiring Fund and taken into account in determining the net assets of those Funds for the purpose of calculating the numbers of Class A and Class C shares to be issued in the Reorganizations.

CAPITALIZATION. The following table sets forth the capitalization of the Reorganized Fund and the Acquired Trust as of December 31, 1995, and the pro-forma capitalization of the Acquiring Fund as if the Reorganizations had occurred on that date:

---------------------------------------------------------------------------------------------
                                                                   CLASS A
                                                                  ACQUIRING      CLASS C
                              REORGANIZED                            FUND     ACQUIRING FUND
                                 FUND           ACQUIRED TRUST   (PRO-FORMA -  (PRO-FORMA -
                              (UNAUDITED)        (UNAUDITED)      UNAUDITED)    UNAUDITED)
                              -----------        -----------     -----------    ----------
---------------------------------------------------------------------------------------------
                                        (In thousands, except per share values)
---------------------------------------------------------------------------------------------
Net Assets..................    $ 301,747         $  16,943      $  301,747       $ 16,943
---------------------------------------------------------------------------------------------
Net Asset Value per Share...        10.75              4.61           10.75          10.75
---------------------------------------------------------------------------------------------
Shares Outstanding                 28,058             3,764          28,058          1,575
---------------------------------------------------------------------------------------------

          The exchange ratio of Class A shares for Reorganized Fund shares is to be one for one. The foregoing table reflects a pro-forma exchange ratio of approximately 0.4 Class C shares for each Acquired Trust share. If the Trust Reorganization is consummated, the actual exchange ratio of Class C and Acquired Trust shares may vary from this pro-forma ratio due to changes in the market value of the portfolio securities of both the Reorganized Fund and the Acquired Trust between December 31, 1995 and the Closing Date, and changes in the amounts of undistributed net investment income and accrued liabilities of the Reorganized Fund and the Acquired Trust during that period.


                    COMPARATIVE INFORMATION ABOUT THE FUNDS

MANAGEMENT AGREEMENTS. Upon consummation of the Reorganizations, an investment management agreement between the Acquiring Fund and Lord Abbett will become effective with terms that are substantially the same as those currently in effect between the Reorganized Fund and Lord Abbett and between the Acquired Fund and Lord Abbett. The Reorganized Fund's ratio of management fee expenses to average net assets for the year ended August 31, 1995 was 0.40%. The Acquired Trust's ratio of management fee expenses to average net assets for the year ended October 31, 1995 was 0.0%. This fee rate reflects a waiver of management fees. The management agreement provides for the Acquired Trust to repay Lord Abbett without interest for any expenses of the Acquired Trust paid or reimbursed by Lord Abbett, as follows: if the Acquired Trust's annual expense ratio (determined before taking into account any fee waiver or expense payment or reimbursement by Lord Abbett) is less than 1.95% after the first day of the calendar quarter after the net assets of the Acquired Trust first reach $50 million (the "commencement date"), the Acquired Trust will repay Lord Abbett an amount sufficient to increase the expense ratio to 1.95%. The Acquired Trust is not obligated to repay any such expenses after the earlier of the termination of the management agreement or the end of five full fiscal years after the commence ment date. The contingent obligation to repay such expenses, which totaled $88,271 as of December 31, 1995, will be extinguished upon the consummation of the Reorganization. A vote in favor of the Fund Reorganization by a shareholder of the Reorganized Fund will be deemed also to be a vote to authorize the Reorganized Fund to approve the new investment management agreement between the Acquiring Fund and Lord Abbett. (See "Meetings of Shareholders of the Reorganized Fund and the Securities Trust.")

FEES AND EXPENSES. As shown above under "Fee Tables," the pro-forma expense ratios of the Class C Shares for the year ended October 31, 1995, calculated as if the Reorganizations had occurred at the beginning of such year, was 1.53%, compared to 0.93% for the Acquired Trust. If Lord Abbett had not waived its management fee and subsidized expenses for the Acquired Trust, the Acquired Trust's expense ratio for such year would have been 1.67%. The pro forma expense ratio of the Class A shares for the year ended August 31, 1995, calculated as if the Reorganizations had occurred at the beginning of such year, was 0.87%, compared to 0.76% for the Reorganized Fund.

INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS. The Reorganized Fund and the Acquired Trust have identical investment objectives: to seek as high a level of interest income exempt from federal and California personal income tax as is consistent with preservation of capital. The Acquiring Fund currently has the same investment objective but is seeking shareholder approval of the following amended objective: to seek as high a level of interest income exempt from federal and California personal income tax as is consistent with reasonable risk. The Reorganized Fund and the Acquired Fund seek their objectives by investing primarily in intermediate- and long-term municipal bonds. See the Acquiring Fund Prospectus under "How We Invest" for a description of U.S. Government securities.

          The Reorganized Fund and the Acquired Trust also have substantially the same investment policies and restrictions. The investment policies and restrictions of the Acquiring Fund, compared to those of the Reorganized Fund and the Acquired Trust, have been simplified and made less restrictive in order to provide greater flexibility in managing the investment portfolio of the Acquiring Fund. A number of the investment policies and restrictions that are classified as fundamental for the Reorganized Fund and the Acquired Trust are classified as non-fundamental for the Acquiring Fund. In other instances, certain fundamental restrictions of the Reorganized Fund and the Acquired Trust have been modified or eliminated in the case of the Acquiring Fund. Fundamental investment restrictions may not be changed without approval of the stockholders of a fund and the costs of shareholder meetings for these purposes generally are borne by the fund and its shareholders. The board may amend a non-fundamental restriction as it deems appropriate and in the best interest of the fund and its stockholders, without incurring the costs of seeking a shareholder vote. The fundamental restrictions of the Acquiring Fund would permit the following actions, among others, that are not permitted by the fundamental restrictions of either or both of the Reorganized Fund and the Acquired Trust: (i) short sales of securities and purchases of securities on margin to the extent permitted by applicable law; (ii) borrowings from banks in amounts up to one-third of total assets, borrowings of an additional 5% of total assets for temporary purposes and such short-term credits as may be necessary for the clearance of purchases and sales of portfolio securities; (iii) loans of portfolio securities in accordance with applicable law; (iv) purchases and sales of commodities and commodity contracts in accordance with applicable law so long as registration would not be required as a commodity pool operator under the Commodity Exchange Act; (v) investments of more than 10% (up to 15%) of assets in restricted securities; (vi) pledges to secure borrowings or in connection with hedging transactions and other investment strategies; (vii) investments in the securities of other investment companies; and (viii) purchases and sales of put, call, straddle or spread options. Currently, the Acquiring Fund does not intend to take all such action, but the Board of Directors of the Income Fund believes it would be desirable for the Acquiring Fund to have the ability to do so in the future without further shareholder approval if such action was deemed desirable as an appropriate means of seeking the Acquiring Fund's investment objective.

          A summary comparison of the investment policies and restrictions of the Acquiring Fund, the Reorganized Fund and the Acquired Trust is set forth in Exhibit C to this Proxy Statement and Prospectus. For a full discussion of the Acquiring Fund's investment objectives, policies and restrictions, see "Investment Objective" and "How We Invest" in the Acquiring Fund Prospectus and "Investment Objective and Policies" in the Acquiring Fund Statement of Additional Information. For a full discussion of the investment objectives, policies and restrictions of the Reorganized Fund and the Acquired Trust, see "Investment Objective" and "How We Invest" in the Reorganized Fund Prospectus and the Acquired Trust Prospectus, respectively, and "Investment Objective and Policies" in the Reorganized Fund Statement of Additional Information and Acquired Trust Statement of Additional Information, respectively. The summary comparison set forth in Exhibit C does not purport to be complete, and is subject in all respects to, and is qualified in its entirety by reference to, such statements, of such policies and restrictions.

SHAREHOLDERS' RIGHTS. The rights of the shareholders of the Reorganized Fund and the Acquired Trust will not change in an adverse way as a result of the Reorganizations. After the Reorganizations, the rights of the former shareholders of the Reorganized Trust and the Acquired Trust will be governed by the Income Fund's Articles of Incorporation, By-Laws and applicable Maryland law. Prior to the Fund Reorganization, the rights of the shareholders of the Reorganized Fund are governed by the Articles of Incorporation and By-Laws of the Reorganized Fund and applicable Maryland law. Prior to the Trust Reorganization, the rights of the shareholders of the Acquired Trust are governed by the Declaration of Trust and By-Laws of the Securities Trust and applicable Delaware law. The operations of the Acquiring Fund will continue to be subject to the provisions of the 1940 Act and the rules and regulations of the Commission thereunder.

          The current Board of Directors of the Reorganized Fund and Board of Trustees of the Acquired Trust are comprised of the same individuals as the current Board of Directors of the Income Fund. The responsibilities and fiduciary duties of the directors of the Acquiring Fund are substantially the same as those of the directors of the Reorganized Fund and the trustees of the Acquired Trust. The Acquiring Fund's and the Reorganized Fund's By-Laws provide for indemnification of the directors for actual liabilities arising out of their service in their capacity as directors, subject only to the conditions and limitations of applicable law. The Securities Trust's Declaration of Trust provides for indemnification of the trustees against certain liabilities and expenses, except with respect to (i) any matter as to which any trustee has been adjudicated not to have acted in good faith in the reasonable belief that his or her action was in the best interest of such Trust, (ii) any liability by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of duties or (iii) any matter disposed of by settlement, compromise or consent decree, unless it is in the best interests of such trust or if said trustee acted in good faith in the reasonable belief that such act was in the best interests of the trust. Income Fund and Reorganized Fund shareholders may remove, with or without cause, any director by the affirmative vote of a majority of the votes cast. Securities Trust shareholders may remove a trustee by the vote of shareholders of record of not less than two-thirds.

          Neither the Reorganized Fund, the Acquired Trust nor the Income Fund regularly holds shareholder meetings. The By-laws of each of the Funds provide that a meeting of shareholders will be held upon the written request of holders of at least 25% of votes entitled to be cast.

          The foregoing is only a summary of certain rights of the shareholders of the Reorganized Fund and the Acquired Trust and of the rights these shareholders will have following the Reorganizations as holders of Class A shares and Class C shares of the Acquiring Fund. It is not a complete description of the Articles of Incorporation of the Income Fund and the Reorganized Fund, the Declaration of Trust of the Acquired Trust, the By-Laws of any of the Funds or the applicable Maryland or Delaware law.

Shareholders desiring additional information about those documents and provisions of law should refer to such Articles of Incorporation, Declaration of Trust, By-Laws and provisions.

          The Board of Directors of the Reorganized Fund recommends that shareholders of the Reorganized Fund vote FOR approval of the Fund Plan and the Fund Reorganization, and the Board of Trustees of the Securities Trust recommends that shareholders of the Acquired Trust vote FOR approval of the Trust Plan and the Trust Reorganization.


ITEM 2. -  FOR REORGANIZED FUND SHAREHOLDERS ONLY

          The Board of Directors of the Reorganized Fund believes that it is important to ensure continuity of operation of the Reorganized Fund in the event that the Fund Reorganization is not consummated. Accordingly, the Board has determined that: (i) the persons who currently constitute the Board of Directors of the Reorganized Fund should stand for re-election, for a term of office to extend until their successors are elected and qualified, and (ii) the selection of Deloitte & Touche LLP as the independent public accountants of the Reorganized Fund should be submitted to shareholders for ratification, as required by the 1940 Act if the Reorganized Fund continues to engage in business as an investment company.

               A. ELECTION OF DIRECTORS OF THE REORGANIZED FUND

          The nominees for election as directors of the Reorganized Fund are Ronald P. Lynch, Robert S. Dow, E. Thayer Bigelow, Stewart S. Dixon, John C. Jansing, C. Alan MacDonald, Hansel B. Millican, Jr. and Thomas J. Neff, who have been nominated by the Board of Directors to succeed themselves. The individuals named as proxies intend to vote the proxies, unless otherwise directed, in favor of the election of such nominees, each of whom has agreed to continue to serve as a director of the Reorganized Fund. Management of the Reorganized Fund has no reason to believe that any nominee will be unable to serve as a director. If any nominee should be unable to serve as a director, it is the intention of the individuals named as proxies to vote for the election of such person or persons as the Board of Directors may, in its discretion, recommend.

          Information about each person nominated for election as a director is set forth in the following table. Except where indicated, each of the persons listed in the table has held the principal occupation listed opposite his name for the past five years.


            Names and Ages of                                                        Director of the
          Directors of the Fund          Principal Occupation and Directorships         Fund Since
        ------------------------       ------------------------------------------  -------------------
        Ronald P. Lynch (1)(2)         Chairman of the Board of the Reorganized           1985
        60                             Fund.
                                       Partner of Lord Abbett.

        Robert S. Dow (1)(2)           President of the Reorganized Fund.                 1985
        50                             Partner of Lord Abbett.

            Names and Ages of                                                        Director of the
          Directors of the Fund          Principal Occupation and Directorships         Fund Since
        ------------------------       ------------------------------------------  -------------------
        E. Thayer Bigelow              President and Chief Executive Officer of           1994
        (2) 54                         Time Warner Cable Programming, Inc.,
                                       formerly President and Chief Operating
                                       Officer of Home Box Office, Inc.

        Stewart S. Dixon (2)           Partner in the law firm of Wildman,                1985
        65                             Harrold, Allen & Dixon.

        John C. Jansing (2)            Retired.  Former Chairman of Independent           1985
        70                             Election Corporation of America, a proxy
                                       tabulating firm.

        C. Alan MacDonald (2)          General Partner, The Marketing Partner-            1988
        62                             ship, Inc., a full service marketing
                                       consulting firm.  Formerly Chairman and
                                       Chief Executive Officer of Lincoln Snacks,
                                       Inc., manufacturer of branded snack foods
                                       (1992-1994).  Formerly President & CEO
                                       of Nestle Foods Corp., and prior to that,
                                       President & CEO of Stouffer Foods Corp.,
                                       both subsidiaries of Nestle SA,
                                       Switzerland.  Currently serves as
                                       Director of Den West Restaurant Co., J.
                                       B. Williams, and Fountainhead Water
                                       Company.

        Hansel B. Millican, Jr. (2)    President and Chief Executive Officer of           1988
        66                             Rochester Button Company.

        Thomas J. Neff (2)             President, Spencer Stuart & Associates, an         1985
        58                             executive search consulting firm.

____________________________

(1) "Interested person" of the Reorganized Fund and Lord Abbett, within the meaning of the Investment Company Act of 1940, as amended, because of his association with Lord Abbett.

(2) Also a director or trustee of the other Lord Abbett-sponsored funds except for Lord Abbett Research Fund, Inc., of which only Messrs. Lynch, Dow, Millican and Neff are directors.

          Listed below is the number of shares of the Reorganized Fund's outstanding capital stock owned beneficially by each director as of December 31, 1995, together with the number of "phantom" shares credited to the account of each director under a plan (the "Deferred Plan") permitting independent directors to defer their directors' fees and to have the deferred amounts deemed invested in shares of the capital stock of the Reorganized Fund for later payment. Also shown is the number of shares owned beneficially by the directors and officers as a group, together with such "phantom" shares credited to the accounts of directors and officers as a group. In each case, the amounts shown are less than 1% of the Reorganized Fund's outstanding capital stock.

                                           Number of Shares Beneficially
                   Name                    Owned and Phantom Shares/(1)/
          ---------------------------  -------------------------------------
          Ronald P. Lynch                                --
          Robert S. Dow                                  --
          E. Thayer Bigelow                              94
          Stewart S. Dixon                            2,047
          John C. Jansing                             2,101
          C. Alan MacDonald                             928
          Hansel B. Millican, Jr.                     2,099
          Thomas J. Neff                              2,154
          Directors and Officers as a
            group                                    40,591

___________________

(1) Of the shares listed in the foregoing table, the following constitute "phantom" shares credited to directors under the Deferred Plan: Mr. Bigelow, 94 shares; Mr. Dixon, 2,047 shares; Mr. Jansing, 2,101 shares; Mr. MacDonald, 928 shares; Mr. Millican, 2,099 shares; Mr. Neff, 2,154 shares; and directors and officers as a group: 9,423.

          The board of the Reorganized Fund has only one standing committee, an Audit Committee, consisting of Messrs. Bigelow, MacDonald and Millican. The functions performed by the Audit Committee include recommendation of the selection of independent public accountants for the Reorganized Fund to the Board for approval, review of the scope and results of audit and non-audit services, the adequacy of internal controls and material changes in accounting principles and practices and other matters when requested from time to time by the directors who are not "interested persons" of the Reorganized Fund within the meaning of the 1940 Act. The Audit Committee held four meetings during the fiscal year of the Reorganized Fund ended August 31, 1995.

          The Board of Directors of the Reorganized Fund met [eleven] times during the fiscal year ended August 31, 1995, and each director attended at least 75% of the total number of meetings of the Board and, if he was a member of the Audit Committee, of such committee.

          The second column of the following table sets forth the compensation accrued by the Reorganized Fund for the Directors not associated with Lord Abbett. The third and fourth columns set forth information with respect to the retirement plan for the directors not associated with Lord Abbett maintained by the Reorganized Fund and the other Lord Abbett-sponsored funds. The fifth column sets forth the total compensation accrued by the Reorganized Fund and such other funds for such directors. The second, third and fourth columns give information for the Reorganized Fund's most recent fiscal year; the fifth column gives information for the calendar year ended December 31, 1995. No director associated with Lord Abbett and no officer of the Reorganized Fund received any compensation from the Reorganized Fund for acting as a director or officer.

                                                                                               For Year Ended
                                       For the Fiscal Year Ended August 31, 1995               December 31, 1995
                             --------------------------------------------------------------    ---------------------
              (I)                     (II)                (III)                (IV)                     (V)
---------------------------  --------------------  --------------------  ------------------    ---------------------
                                                   Pension or            Estimated Annual
                                                   Retirement Benefits   Benefits Upon
                                                   Accrued by            Retirement Proposed   Total Compensation
                                                   Reorganized           to be Paid by the     Accrued by the
                             Aggregate Com-        Fund and Fifteen      Reorganized Fund      Reorganized Fund and
                             pensation Ac-         Other Lord            and Fifteen Other     Fifteen Other Lord
                             crued by the Re-      Abbett-sponsored      Lord Abbett-          Abbett-sponsored
Name of Director             organized Fund/1/     Funds/2/              sponsored Funds/2/    Funds/3/
---------------------------  --------------------  --------------------  ------------------    ---------------------
E. Thayer Bigelow/4/         $         830         $          9,772      $        33,600       $        41,700

Thomas F. Creamer/5/         $         ---         $         26,084      $        33,600       $        29,650

Stewart S. Dixon             $       1,085         $         22,472      $        33,600       $        42,000

John C. Jansing              $       1,085         $         28,480      $        33,600       $        42,960

C. Alan MacDonald            $       1,060         $         27,435      $        33,600       $        42,750

Hansel B. Millican, Jr.      $       1,073         $         24,707      $        33,600       $        43,000

Thomas J. Neff               $       1,053         $         16,126      $        33,600       $        42,000
--------------------------------------------------------------------------------------------------------------------

(1) Fees for directors not associated with Lord Abbett, including attendance fees for board and committee meetings, are allocated among all Lord Abbett-sponsored funds based on net assets of each fund. Fees payable by the Reorganized Fund to such directors are being deferred under a plan that deems the deferred amounts to be invested in shares of the Reorganized Fund for later payment to the directors. The total amount accrued under the plan for each such director since the beginning of his tenure with the Reorganized Fund, including dividends reinvested and changes in net asset value applicable to such deemed investments, were as follows as of August 31, 1995: Mr. Bigelow, $876; Mr. Dixon, $20,872; Mr. Jansing, $21,669; Mr.
     MacDonald, $9,464; Mr. Millican, $21,645; and Mr. Neff, $20,872.

(2) Each Lord Abbett-sponsored fund has a retirement plan providing that Directors not associated with Lord Abbett will receive annual retirement benefits for life equal to 80% of their final annual retainers following retirement at or after age 72 with at least 10 years of service. Each plan also provides for a reduced benefit upon early retirement under certain circumstances, a pre-retirement death benefit and actuarially reduced joint-and-survivor spousal benefits. The amounts stated in column (IV) would be payable annually under such retirement plans if the director were to retire at age 72 and the annual retainers payable by such funds were the same as they are today. The amounts set forth in column (III) were accrued by the Lord Abbett-sponsored funds during the fiscal year ended August 31, 1995 with respect to the retirement benefits set forth in column
     (IV).

(3) This column shows aggregate fees of directors who are not "interested persons" of the Reorganized Fund within the meaning of the 1940 Act, including attendance fees for board and committee meetings, of a nature referred to in the first sentence of footnote (1), accrued by the Lord Abbett-sponsored funds during the year ended December 31, 1995.

(4)  Mr. Bigelow was elected a director of the Fund on October 19, 1994.

(5) Mr. Creamer retired as a director of the Fund effective September 21, 1994. The stated amount of his retirement income (column iv) is the annual amount payable to him by the Lord Abbett-sponsored funds before reduction for a joint-and-survivor spousal benefit.

          Listed below are the executive officers of the Reorganized Fund, other than Messrs. Lynch and Dow who are listed above in the table of nominees. Each executive officer has been associated with Lord Abbett for over five years, except as indicated. Messrs. Allen, Carper, Cutler, Henderson, Morris, Nordberg and Walsh are partners of Lord Abbett; the others listed below are employees.

Stephen I. Allen, age 42, Vice President since 1994.

Daniel E. Carper, age 44, Vice President since 1986.

Kenneth B. Cutler, age 63, Vice President and Secretary since 1985.

John J. Gargana, Jr., age 64, Vice President since 1985.

Thomas S. Henderson, age 64, Vice President since 1985.

Paul A. Hilstad, age 53, Vice President since 1995 (with Lord Abbett since 1995
- formerly Senior Vice President and General Counsel of American Capital Management & Research, Inc.).

Thomas F. Konop, age 53, Vice President since 1987.

E. Wayne Nordberg, age 59, Vice President since 1988.

Robert G. Morris, age 51, Vice President since 1995.

Keith F. O'Connor, age 40, Treasurer since 1987.

Barbara A. Grummel, age 39, Executive Vice President since 1994.

Victor W. Pizzolato, age 63, Vice President since 1985.

John J. Walsh, age 59, Vice President since 1985.

          The Board of Directors of the Reorganized Fund recommends that the shareholders vote FOR the election of each of the nominees as directors of the Reorganized Fund.

                        B. RATIFICATION OR REJECTION OF
                        INDEPENDENT PUBLIC ACCOUNTANTS

          The Board of Directors of the Reorganized Fund has selected Deloitte & Touche LLP as the independent public accountants of the Reorganized Fund for the fiscal year ending August 31, 1996. The 1940 Act requires that such selection be submitted for ratification or rejection at the next annual meeting of shareholders if such meeting be held. Deloitte & Touche LLP (or a predecessor firm) acted as the Reorganized Fund's independent public accountants for the year ended August 31, 1995, and for a number of years prior thereto. Based on information in the possession of the Reorganized Fund, and information furnished by Deloitte & Touche LLP, such firm has no direct financial interest and no material indirect financial interest in the Reorganized Fund. A representative of Deloitte & Touche LLP is expected to attend the meeting and will be provided with an opportunity to make a statement and answer appropriate questions. The Board of Directors' recommendation of Deloitte & Touche LLP has been made so that such firm may continue to serve as the independent public accountants of the Reorganized Fund in the event that the Fund Reorganization does not occur for any reason.

          The Board of Directors of the Reorganized Fund recommends that shareholders vote to ratify the selection of Deloitte & Touche LLP as the Reorganized Fund's independent public accountants for the fiscal year ending August 31, 1996.


                ITEM 3. - FOR ACQUIRED TRUST SHAREHOLDERS ONLY

                         RATIFICATION OR REJECTION OF
                        INDEPENDENT PUBLIC ACCOUNTANTS

          The Board of Trustees of the Securities Trust has selected Deloitte & Touche LLP as the independent public accountants of the Securities Trust for the fiscal year ending October 31, 1996. The 1940 Act requires that such selection be submitted for ratification or rejection at the next annual meeting of shareholders if such meeting be held. Deloitte & Touche LLP (or a predecessor firm) acted as the Securities Trust's independent public accountants for the year ended October 31, 1995, and for a number of years prior thereto. Based on information in the possession of the Securities Trust, and information furnished by Deloitte & Touche LLP, such firm has no direct financial interest and no material indirect financial interest in the Securities Trust. A representative of Deloitte & Touche LLP is expected to attend the meeting and will be provided with an opportunity to make a statement and answer appropriate questions.

          The Board of Trustees of the Securities Trust recommends that shareholders vote to ratify the selection of Deloitte & Touche LLP as the Securities Trust's independent public accountants for the fiscal year ending October 31, 1996.

                            ADDITIONAL INFORMATION

          Following the Fund Reorganization, the Acquiring Fund will adopt the August 31 fiscal year of the Reorganized Fund and then, following the close of the August 31, 1996 fiscal year, and adopt the September 30 fiscal year of the Income Fund.

          To the knowledge of the Funds, as of March 22, 1996, no person owned of record or beneficially 5% or more of the outstanding shares of any of the Funds. As of December 31, 1995, the directors or trustees and officers of each of the Reorganized Fund, the Securities Trust and the Income Fund, as separate groups, owned less than 1% of the outstanding shares of each of the Funds, of Securities Trust and of the Income Fund.

          The Reorganized Fund, the Securities Trust and the Income Fund are subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information filed by such entities can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C., and at the Northeast Regional Office in New York, 7 World Trade Center, 13th Floor, New York, New York. Copies of such material can also be obtained by mail from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, Washington, D.C. 20549 at prescribed rates.

                                                        Draft--February 19, 1996

                                                                     Exhibit A-1
                                                                     -----------


                     AGREEMENT AND PLAN OF REORGANIZATION

          THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made as
of this      day of      , 1996, by and between Lord Abbett California Tax-Free
Income Fund, Inc. (the "Acquired Fund"), a Maryland corporation, and Lord
Abbett Tax-Free Income Fund, Inc. (the "Income Fund"), a Maryland corporation, on behalf of its series California Series (the "Acquiring Fund").

          WHEREAS, this Agreement is intended to be and is adopted as a plan of reorganization and liquidation within the meaning of Section 368(a)(1)(C) and
(F) of the United States Internal Revenue Code of 1986, as amended (the "Code");

          WHEREAS, the reorganization (the "Reorganization") will consist of the transfer of all of the assets of the Acquired Fund in exchange for shares of beneficial ownership of the Acquiring Fund (to be designated as Class A Shares, the "Acquiring Fund Class A Shares" and each an "Acquiring Fund Class A Share") and the assumption by the Acquiring Fund of all of the liabilities of the Acquired Fund and the distribution, after the Closing Date herein referred to, of Acquiring Fund Class A Shares to the shareholders of the Acquired Fund in liquidation of the Acquired Fund, all upon the terms and conditions hereinafter set forth in this Agreement;

          WHEREAS, the Income Fund and the Acquired Fund are open-end, registered investment companies of the management type;

          WHEREAS, the Acquired Fund owns securities that generally are of the character in which the Acquiring Fund is permitted to invest;

          WHEREAS, the Acquiring Fund is authorized to issue a single class of shares (the "Acquiring Fund Class A Shares");

          WHEREAS, after the multiple class share structure is authorized by the Acquiring Fund but before the Acquiring Fund Class A Shares are issued to the Acquired Fund, the Acquired Fund is to purchase one Acquiring Fund Class A share and as sole shareholder (i) approve a plan pursuant to Section 12(b) of the
                         -
Investment Company Act of 1940 (the "1940 Act") and Rule 12b-1 thereunder (a "Rule 12b-1 Plan") applicable to the Acquiring Fund Class A Shares and (ii)
                                                                        --
approve the proposed investment management agreement between the Acquiring Fund and Lord, Abbett & Co. ("Lord Abbett");

          WHEREAS, the Board of Directors, including a majority of the directors who are not "interested persons" (as defined under the 1940 Act) of the Acquired Fund, has determined that the Reorganization is in the best interests of the Acquired Fund's shareholders and that the interests of the existing shareholders of the Acquired Fund will not be diluted as a result of this transaction;

          WHEREAS, the Board of Directors, including a majority of the directors who are not "interested persons" (as defined under the 1940 Act ), of the Income Fund has determined that the Reorganization is in the best interests of the Acquiring Fund's shareholders and that the interests of the existing shareholders of the Acquiring Fund will not be diluted as a result of this transaction; and

          NOW THEREFORE, in consideration of the premises and of the agreements hereinafter set forth, the parties hereto agree as follows:

1.   REORGANIZATION

     1.1. Subject to the terms and conditions herein set forth and on the basis of the representations and warranties contained herein, the Acquired Fund will transfer its assets as set forth in paragraph 1.2 to the Acquiring Fund, and the Acquiring Fund will in exchange therefor, (i) deliver to the Acquired Fund the
                                           -
number of Acquiring Fund Class A Shares, including fractional Acquiring Fund Class A Shares, equal to the number of the shares of capital stock of the Acquired Fund as of the close of regular trading on the New York Stock Exchange (the "NYSE") on the Closing Date (such time and date being hereinafter called the "Valuation Date"); and (ii) to assume the liabilities of the Acquired Fund.
                            --
Such transactions shall take place at the closing provided for in paragraph 3.1 (the "Closing").

     1.2. (a) The assets of the Acquired Fund to be acquired by the Acquiring Fund shall consist of all of its property, including, without limitation, all cash, securities and dividends or interest receivables and any deferred or prepaid expenses shown as an asset on the books of the Acquired Fund on the closing date provided in paragraph 3.1 (the "Closing Date").

          (b) The Acquiring Fund has a list of all of the Acquired Fund's assets as of the date of execution of this Agreement. The Acquired Fund has a statement of the Acquiring Fund's investment objectives, policies and restrictions. The Acquired Fund reserves the right to sell any of its securities but will not, without the prior approval of the Acquiring Fund, acquire any additional securities other than securities of the type in which the Acquiring Fund is permitted to invest. The Acquiring Fund will, within a reasonable time prior to the Closing Date, furnish the Acquired Fund with a list of the securities, if any, on the Acquired Fund's list referred to in the first sentence of this paragraph which do not conform to the Acquiring Fund's investment objectives, policies and restrictions. In the event that the Acquired Fund holds any investments which the Acquiring Fund may not hold, the Acquired Fund will dispose of such securities prior to the Closing Date. In addition, if it is determined that the portfolios of the Acquired Fund and the Acquiring Fund, when aggregated, would contain investments exceeding certain percentage limitations imposed upon the Acquiring Fund with respect to such investments, the Acquired Fund, if requested by the Acquiring Fund, will dispose of and/or reinvest a sufficient amount of such investments as may be necessary to avoid violating such limitations as of the Closing Date.

     1.3. As provided in paragraph 3.4, as soon after the Closing Date as is conveniently practicable, the Acquired Fund will distribute pro rata to the Acquired Fund's shareholders of record determined as of the close of business on the Closing Date, the Acquiring Fund Class A Shares it receives pursuant to paragraph 1.1. Such distribution will be accomplished by establishing Acquiring Fund shareholder accounts in the names of each Acquired Fund shareholder, representing the same number of full and fractional Acquiring Fund Class A Shares due each shareholder. All issued and outstanding shares of the Acquired Fund will simultaneously be canceled on the books of the Acquired Fund. The Acquiring Fund shall not issue certificates representing the Acquiring Fund Shares in connection with such exchange.

     1.4. Any transfer taxes payable upon issuance of Acquiring Fund Class A Shares in a name other than the registered holder of the shares of the Acquired Fund on the books of the Acquired Fund as of that time shall, as a condition of such issuance and transfer, be paid by the person to whom such Acquiring Fund Class A Shares are to be issued and transferred.

     1.5. The Acquired Fund shall, following the Closing Date and the making of all distributions pursuant to paragraph 1.3, be liquidated pursuant to the law of Maryland. Any reporting responsibility of the Acquired Fund is and shall remain the responsibility of the Acquired Fund up to and including the Closing Date and following the liquidation of the Acquired Fund.

2.   VALUATION

     2.1. The net value of the Acquired Fund's assets to be acquired by the Acquiring Fund hereunder shall be the value of such assets, less the Acquired Fund's liabilities assumed by the Acquiring Fund, computed as of the close of regular trading on the Valuation Date, using the valuation procedures set forth in the Articles of Incorporation of the Income Fund.

     2.2. All computations of value shall be made by the Acquiring Fund and the Acquired Fund in accordance with the regular practice of the Acquired Fund.

3.   CLOSING AND CLOSING DATE

     3.1. The Closing Date shall be July 12, 1996, or such other date as the parties may agree to in writing. All acts taking place at the Closing shall be deemed to take place simultaneously as of the close of business on the Closing Date unless otherwise provided. The Closing shall be held as of 5:00 p.m. at the offices of [specify location in New Jersey], or at such other time and/or place as the parties may agree.

     3.2.  In the event that on the Valuation Date (a) the NYSE or another
                                                    -
primary trading market for portfolio securities of the Acquiring Fund or the Acquired Fund shall be closed to trading or trading thereon shall be restricted or (b) trading or the reporting of trading on the NYSE or elsewhere shall be
    -
disrupted so that accurate appraisal of the value of the net assets of the Acquiring Fund or the Acquired Fund is impracticable, the Closing Date shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored.

     3.3. At the Closing, the Acquired Fund shall direct its custodian to deliver to the custodian of the Acquiring Fund, for the Acquiring Fund's account, all of its portfolio securities and other assets held by such custodian for the Acquired Fund's account, duly endorsed in proper form for transfer as appropriate, in such condition as to constitute good delivery thereof in accordance with the custom of the Acquiring Fund's custodian, and shall be accompanied by all necessary federal and state stock transfer stamps or a check for the appropriate purchase price thereof.

     3.4. The Acquired Fund shall direct its transfer agent to deliver to the transfer agent of the Acquiring Fund on the Closing Date a list of the names and addresses of the Acquired Fund's shareholders and the number of outstanding shares owned by each such shareholder immediately prior to the Closing. The Acquiring Fund shall direct its transfer agent to issue and deliver a confirmation evidencing the Acquiring Fund Class A Shares to be credited to the Acquired Fund's account on the Closing Date to the transfer agent of the Acquired Fund, or provide evidence satisfactory to the Acquired Fund that such Acquiring Fund Class A Shares have been credited to the Acquired Fund's account on the books of the Acquiring Fund. At the Closing, each party shall deliver to the other such bills of sale, checks, assignments, share certificates, if any, receipts, assumption agreements or other documents as such other party or its counsel may reasonably request.

4.   REPRESENTATIONS AND WARRANTIES

     4.1. The Acquired Fund represents and warrants to the Income Fund as follows:

            (a) The Acquired Fund is a registered investment company classified as a management company of the open-end type, and its registration with the Securities and Exchange Commission (the "Commission") as an investment company under the 1940 Act is in full force and effect.

            (b) The Acquired Fund is duly organized, validly existing and in good standing under the laws of the State of Maryland and has the power to own all of its properties and assets and to carry out this Agreement.

            (c) The current prospectus and statement of additional information of the Acquired Fund conform (and any prospectus or statement of additional information of the Acquired Fund issued prior to the Closing Date will conform) in all material respects to the applicable requirements of the Securities Act of 1933 Act, as amended (the "1933 Act"), and the 1940 Act and the rules and regulations of the Commission thereunder and do not (and will not) include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were (and will be) made, not materially misleading.

            (d) The Acquired Fund is not, and the execution, delivery and performance of this Agreement will not result, in a material violation of its Articles of Incorporation or By-laws or of any agreement, instrument, contract or other undertaking to which the Acquired Fund is a party or by which it is bound.

            (e) The Acquired Fund has no material contracts or other commitments which will be terminated with liability to the Acquired Fund on, prior to or after the Closing Date.

            (f) Except as otherwise disclosed in writing to and accepted by the Acquiring Fund, no litigation or administrative proceeding or investigation before any court or governmental body is presently pending or to its knowledge threatened against the Acquired Fund or any of the Acquired Fund's properties or assets, which if adversely determined would materially and adversely affect the financial condition of the Acquired Fund or the conduct of the Acquired Fund's business. The Acquired Fund knows of no facts which might form the basis of the institution of such a proceeding and is not party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects the business of the Acquired Fund or the ability of the Acquired Fund to consummate the transactions contemplated herein.

            (g)  True and correct copies of the Acquired Fund's (i) Statement of
                                                                 -
     Net Assets as at August 31, 1995 and (ii) Statements of Operations and
                                           --
     Changes in Net Assets for the 12-month period then ended, including the accompanying notes, have been furnished to the Acquiring Fund. Such Statement of Net Assets and such Statements of Operations and Changes in Net Assets (and the accompanying notes) have been audited by Deloitte & Touche LLP, independent certified public accountants. Such statements have been prepared in accordance with generally accepted accounting principles consistently applied, and such statements fairly reflect the financial condition and the operations and changes in net assets of the Acquired Fund as of such date and for such period, respectively. There are no known contingent liabilities of the Acquired Fund as of such date required to be reflected or disclosed in such Statement of Net Assets or notes in accordance with generally accepted accounting principles that are not so reflected or disclosed.

            (h) Since August 31, 1995, there has not been any material adverse change in the Acquired Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by the Acquired Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by the Acquiring Fund.

            (i) At the Closing Date, all federal and other tax returns and reports of the Acquired Fund required by law to have been filed prior to the Closing Date shall have been filed, and all federal and other taxes shown as due on such returns shall have been paid, or provision shall have been made for the payment thereof, and to the best of the Acquired Fund's knowledge, no such return is currently under audit and no assessment has been asserted with respect to such returns.

            (j) For the most recent fiscal year of its operation, the Acquired Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company.

            (k) All issued and outstanding shares of the Acquired Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable. All of the issued and outstanding shares of the Acquired Fund will, at the time of Closing, be held of record by the persons and in the amounts set forth in the records of the transfer agent as provided in paragraph 3.4. The Acquired Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any shares of the Acquired Fund, nor is there outstanding any security convertible into any shares of the Acquired Fund.

            (l) At the Closing Date, the Acquired Fund will have good and marketable title to its assets to be transferred to the Acquiring Fund pursuant to paragraph 1.1 and full right, power and authority to sell, assign, transfer and deliver such assets hereunder and, upon delivery and payment for such assets, the Acquiring Fund will acquire good and marketable title thereto, subject to no restrictions on the full transfer thereof, including such restrictions as might arise under the 1933 Act, other than as disclosed to the Acquiring Fund prior to the date hereof.

            (m) The execution, delivery and performance of this Agreement has been duly authorized by all necessary action on the part of the Acquired Fund's Board of Directors, and subject to the due approval of the Acquired Fund's shareholders, this Agreement, assuming due authorization, execution and delivery by the Acquiring Fund, constitutes a valid and binding obligation of the Acquired Fund, enforceable in accordance with its terms, subject as to enforcement to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights and to general equity principles. The Acquired Fund's Board of Directors has called a meeting of the Acquired Fund shareholders to consider and act upon this Agreement.

            (n) The information furnished and to be furnished by the Acquired Fund for use in registration statements, proxy materials and other documents which may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with federal securities and other laws and regulations thereunder applicable thereto.

            (o) The combined prospectus and proxy statement (the "N-14 prospectus and proxy statement") and the related statement of additional information included in the Registration Statement on Form N-14 of the Acquiring Fund (the "N-14 Registration Statement") did not on the effective date of the N-14 Registration Statement contain any untrue statement of a material fact relating to the Acquired Fund or the meeting of its shareholders referred to therein or omit to state a material fact required to be stated therein or necessary to make the statements therein relating to the Acquired Fund or such special meeting, in light of the circumstances under which such statements were made, not materially misleading.

            (p) The Acquiring Fund Class A Shares to be issued to the Acquired Fund hereunder are not being acquired for the purpose of making any distribution thereof other than in accordance with the terms of this Agreement.

     4.2. With respect to the Acquiring Fund, the Income Fund represents and warrants to the Acquired Fund as follows:

            (a) The Trust is a registered investment company classified as a management company of the open-end type, and its registration with the Commission as an investment company under the 1940 Act is in full force and effect.

            (b) The Acquiring Fund is a series of the Income Fund. The Trust is duly validly existing and in good standing under the laws of the State of Maryland and has the power to own all of its properties and assets and to carry out this Agreement.

            (c) The current prospectus and statement of additional information of the Income Fund relating to the Acquiring Fund conform (and any prospectus or statement of additional information of the Income Fund Relating to the Acquiring Fund issued prior to the Closing Date will conform) in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and do not (and will not) include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were (and will be) made, not materially misleading.

            (d) The Trust is not, and the execution, delivery and performance of this Agreement will not result, in a material violation of its Declaration of

     Trust or By-laws or of any agreement, instrument, contract or other undertaking to which the Income Fund is a party or by which it is bound.

            (e) The Trust has no material contracts or other commitments which will be terminated with liability to the Income Fund on, prior to or after the Closing Date.

            (f) Except as otherwise disclosed in writing to and accepted by the Acquired Fund, no litigation or administrative proceeding or investigation before any court or governmental body is presently pending or to its knowledge threatened against the Income Fund or any of the Acquiring Fund's properties or assets, which, if adversely determined, would materially and adversely affect its financial condition or the conduct of its business. The Trust knows of no facts which might form the basis of the institution of such a proceeding and is not party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions contemplated herein.

            (g)  True and correct copies of the Income Fund's (i) Statement of
                                                               -
     Net Assets as at September 30, 1995, and (ii) Statements of Operation and
                                               --
     Changes in Net Assets for the 12-month period then ended, including the accompanying notes, have been furnished to the Acquired Fund. Such Statement of Net Assets and such Statements of Operations and Changes in Net Assets (and the accompanying notes) have been audited by Deloitte & Touche LLP, independent certified public accountants. Such statements have been prepared in accordance with generally accepted accounting principles consistently applied, and such statements fairly reflect the financial condition and the operations and changes in net assets of the Income Fund as of such date and for such period, respectively. There are no known contingent liabilities of the Income Fund as of such date required to be reflected or disclosed in such Statements of Net Assets or notes in accordance with generally accepted accounting principles that are not so reflected or disclosed.

            (h) Since September 30, 1995, there has not been any material adverse change in the Income Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by the Income Fund's of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by the Acquired Fund.

            (i) At the Closing Date, all federal and other tax returns and reports of the Income Fund required by law to have been filed prior to the Closing Date shall have been filed, and all federal and other taxes shown as due on such returns and reports shall have been paid, or provision shall have been made for the payment thereof, and to the best of the Income Fund's knowledge, no such return is currently under audit and no assessment has been asserted with respect to such returns.

            (j) For the most recent fiscal year of its operation, the Income Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company and the Acquiring Fund intends to do so in the future.

            (k) At the Closing Date, all issued and outstanding shares of the Acquiring Fund will be duly and validly issued and outstanding, fully paid and non-assessable, with no personal liability attaching to the ownership thereof. The Acquiring Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any shares of the Acquiring Fund, nor is there outstanding any security convertible into shares of the Acquiring Fund.

            (l) The execution, delivery and performance of this Agreement has been duly authorized by all necessary action on the part of the Income Fund's Board of Directors, and assuming due authorization, execution and delivery by the Acquired Fund, this Agreement constitutes a valid and binding obligation of the Income Fund on behalf of the Acquiring Fund, enforceable in accordance with its terms, subject as to enforcement to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights and to general equity principles.

            (m) The N-14 Registration Statement (except insofar as it relates to the Acquired Fund or the special meeting of its shareholders referred to therein) did not on the effective date of the N-14 Registration Statement contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not materially misleading.

            (n) The Acquiring Fund Class A Shares to be issued and delivered to the Acquired Fund pursuant to the terms of this Agreement have been duly authorized by the Income Fund's Board of Directors on behalf of the Acquiring Fund, and when issued and delivered at the Closing in accordance with this Agreement, will be duly and validly issued Acquiring Fund Class A Shares and will be fully paid and non-assessable with no personal liability attaching to the ownership thereof.

            (o) The Board of the Income Fund has duly adopted a resolution (a copy of which has been furnished to the Acquired Fund) authorizing the creation and issuance of the Acquiring Fund Class C Shares.

5.   COVENANTS

     5.1. The Acquiring Fund will conduct no investment operations prior to the Closing Date. The Acquired Fund will operate its business in the ordinary course between the date hereof and the Closing Date. It is understood that such ordinary course of business will include the declaration and payment of customary dividends and distributions and any other dividends and distributions deemed advisable.

     5.2. At or after the Closing, the Acquired Fund will deliver or otherwise make available to the Acquiring Fund a statement of the Acquired Fund's assets and liabilities, together with a list of the Acquired Fund's portfolio securities showing the tax costs of such securities to it and the holding periods of such securities, as of the Closing Date.

     5.3. The Acquired Fund will assist the Acquiring Fund in obtaining such information as the Acquiring Fund reasonably requests concerning the beneficial ownership of the Acquired Fund's shares.

     5.4. Subject to the provisions of this Agreement, the Acquired Fund and the Acquiring Fund each will take, or cause to be taken, all action, and do or cause to be done all things, reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.

     5.5. The Acquired Fund will provide the Acquiring Fund with any additional information reasonably necessary for any revision of the N-14 Prospectus and Proxy Statement referred to in paragraph 4.1(o), all to be included in any amendment to the N-14 Registration Statement, in compliance with the 1933 Act, the Securities Exchange Act of 1934 (the "1934 Act") and the 1940 Act in connection with the meeting of the Acquired Fund's shareholders to consider approval of this Agreement and the Reorganization.

6.   CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRED FUND

          The obligations of the Acquired Fund to consummate the transactions provided for herein shall be subject, at its election, to the performance by the Income Fund, on behalf of the Acquiring Fund, in all material respects of all of the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following further conditions:

     6.1. All representations and warranties of the Income Fund contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date.

     6.2. The Trust shall have delivered to the Acquired Fund a certificate executed in its name by its Chairman, President or a Vice President and its Treasurer or an Assistant Treasurer, in form reasonably satisfactory to the Acquired Fund and dated as of the Closing Date, to the effect that the representations and warranties of the Income Fund made in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement.

7.   CONDITIONS PRECEDENT TO OBLIGATIONS OF THE INCOME FUND

          The obligations of the Income Fund, on behalf of the Acquiring Fund, to consummate the transactions provided for herein shall be subject, at its election, to the performance by the Acquired Fund in all material respects of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following further conditions:

     7.1. All representations and warranties of the Acquired Fund contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date.

     7.2. The Acquired Fund shall have delivered to the Acquiring Fund on the Closing Date a certificate executed in its name by its Chairman, President or a Vice President and its Treasurer or an Assistant Treasurer, in form and substance satisfactory to the Acquiring Fund and dated as of the Closing Date, to the effect that the representations and warranties of the Acquired Fund made in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement.

8. FURTHER CONDITIONS PRECEDENT TO OBLIGATIONS OF THE INCOME FUND AND THE ACQUIRED FUND

           If any of the conditions set forth below do not exist on the Closing Date with respect to the Acquiring Fund or the Acquired Fund, either party to this Agreement shall, at its option, not be required to consummate the transactions contemplated by this Agreement:

     8.1. This Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of the Acquired Fund. Notwithstanding anything herein to the contrary, neither the Acquiring Fund nor the Acquired Fund may waive the conditions set forth in this paragraph 8.1.

     8.2. On the Closing Date, no action, suit or other proceeding shall be pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein.

     8.3. All consents of other parties and all other consents, orders, rulings and permits of federal, state and local regulatory authorities (including those of the Commission, the Internal Revenue Service and state Blue Sky and securities authorities) deemed necessary by the Acquiring Fund or the Acquired Fund to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order, ruling or permit would not involve a risk of a material adverse effect on the assets or properties of the Acquiring Fund or the Acquired Fund.

     8.4. The N-14 Registration Statement shall have become effective under the 1933 Act and no stop orders suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act.

     8.5. The parties shall have received a favorable opinion of Debevoise & Plimpton, addressed to the Acquired Fund and the Income Fund and satisfactory to the Secretary of each such party, substantially to the effect that for federal income tax purposes:

          (a) the acquisition by the Acquiring Fund of all of the assets of the Acquired Fund solely in exchange for the issuance of Acquiring Fund Class C Shares to the Acquired Fund and the assumption of all of the Acquired Fund liabilities by the Acquiring Fund, followed by the distribution by the Acquired Fund, in complete liquidation, of the Acquiring Fund Class C Shares to the Acquired Fund shareholders in exchange for their Acquired Fund shares, will be treated as a "reorganization" within the meaning of
     Section 368(a) of the Code, and the Acquiring Fund and the Acquired Fund will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code;

          (b) no gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Acquired Fund in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of liabilities of the Acquired Fund;

          (c) no gain or loss will be recognized by the Acquiring Fund upon the transfer of the Acquired Fund's assets to the Acquiring Fund in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of liabilities of the Acquired Fund or upon the distribution of the Acquiring Fund Shares to the Acquired Fund's shareholders;

          (d) no gain or loss will be recognized by shareholders of the Acquired Fund upon the exchange of their Acquired Fund shares for the Acquiring Fund Shares;

          (e) the aggregate tax basis for the Acquiring Fund Shares received by each of the Acquired Fund's shareholders pursuant to the Reorganization will be the same as the aggregate tax basis of the Acquired Fund shares held by such shareholder immediately prior to the Reorganization, and the holding period of the Acquiring Fund Shares to be received by each Acquired Fund shareholder will include the period during which the Acquired Fund shares exchanged therefor were held by such shareholder (provided that the Acquired Fund shares were held as capital assets on the date of the Reorganization); and

          (f) the tax basis of the Acquired Fund's assets acquired by the Acquiring Fund will be the same as the tax basis of such assets to the Acquired Fund immediately prior to the Reorganization, and the holding period of the assets of the Acquired Fund in the hands of the Acquiring Fund will include the period during which those assets were held by the Acquired Fund.

          Notwithstanding anything herein to the contrary, neither the Acquiring Fund nor the Income Fund may waive the conditions set forth in this paragraph 8.5.

     8.6. The Trust shall have duly adopted a Rule 12b-1 Plan for the Acquiring Fund Class A Shares acceptable to the Acquired Fund.

9.   BROKERAGE FEES AND EXPENSES

     9.1. The Trust, on behalf of the Acquiring Fund, represents and warrants to the Acquired Fund, and the Acquired Fund represents and warrants to the Income Fund, that there are no brokers or finders entitled to receive any payments in connection with the transactions provided for herein.

     9.2. Except as may be otherwise provided herein, the Acquiring Fund and the Acquired Fund each shall pay, or provide for the payment of, the expenses incurred by it in connection with entering into and carrying out the provisions of this Agreement.

10.  ENTIRE AGREEMENT; SURVIVAL OF WARRANTIES

     10.1. The parties hereto agree that no party has made any representation, warranty or covenant not set forth herein and that this Agreement constitutes the entire agreement between the parties.

     10.2. None of the representations and warranties included or provided for herein shall survive the consummation of the transactions contemplated hereby.

11.  TERMINATION

     11.1.  This Agreement may be terminated at any time prior to the Closing
Date:  (1) by the mutual agreement of the Income Fund and the Acquired Fund; (2)
        -                                                                     -
by the Acquired Fund in the event that the Income Fund shall, or by the Income Fund in the event that the Acquired Fund shall, materially breach any representation or warranty contained herein or any agreement contained herein and to be performed at or prior to the Closing Date; or (3) by either party if a
                                                         -
condition herein expressed to be precedent to the obligations of the terminating party has not been met and it reasonably appears that it will not or cannot be met.

     11.2. In the event of any such termination, there shall be no liability for damages on the part of either the Income Fund, the Acquired Fund or the Acquiring Fund or their respective Directors or officers to the other party, but the Acquiring

Fund and the Acquired Fund shall each bear, or provide for the payment of, the expenses incurred by it incidental to the preparation and carrying out of this Agreement as provided in paragraph 9.2.

12.  AMENDMENTS; WAIVERS

     12.1. This Agreement may be amended, modified or supplemented in such manner as may be mutually agreed upon in writing by the authorized officers of the Income Fund and the Acquired Fund; provided, however, that following the approval of the Acquired Fund Shareholders referred to in paragraph 8.1, no such amendment may have the effect of changing the provisions for determining the number of the Acquiring Fund Class A Shares to be issued to the Acquired Fund's shareholders under this Agreement to the detriment of such shareholders without their further approval.

     12.2. At or at any time prior to the Closing either party hereto may by written instrument signed by it (i) waive any inaccuracies in the
                                 -
representations and warranties made to it contained herein and (ii) waive
                                                                --
compliance with any of the covenants or conditions made for its benefit contained herein.

13.  NOTICES

          Any notice, report, statement or demand required or permitted by any provisions of this Agreement shall be in writing and shall be given by personal delivery addressed to the Acquired Fund, 767 Fifth Avenue, New York, New York, 10153, Attention: Office of the Secretary; or to the Acquiring Fund, 767 Fifth Avenue, New York, New York, 10153, Attention: Office of the Secretary.

14.  HEADINGS; COUNTERPARTS; GOVERNING LAW; ASSIGNMENT; LIMITATION OF LIABILITY

     14.1. The article and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     14.2. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

     14.3. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

     14.4. (a) This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm, corporation or other entity, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

          IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by its Chairman of the Board, President or Vice President and attested by its Secretary or Assistant Secretary.


Attest:                                    LORD ABBETT TAX-FREE INCOME FUND,
                                           INC. on behalf of California Series


                                           By:   _______________________________
Name:  _____________                               Name:
Title:  Secretary                                  Title:



Attest:                                    LORD ABBETT CALIFORNIA TAX-FREE
                                           INCOME FUND, INC.



                                           By:   _______________________________
Name:  _____________                               Name:
Title:  Secretary                                  Title:

                                                       Draft--February 20, 1996


                                                                    Exhibit A-2
                                                                    -----------


                     AGREEMENT AND PLAN OF REORGANIZATION

          THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made as
of this        day of ,      1996, by and between Lord Abbett Tax-Free Income
Fund, Inc. (the "Income Fund"), a Maryland corporation, on behalf of its series California Series (the "Acquiring Fund"), and Lord Abbett Securities Trust (the "Securities Trust"), a Delaware business trust, on behalf of its series California Tax-Free Trust (the "Acquired Fund").

          WHEREAS, this Agreement is intended to be and is adopted as a plan of reorganization and liquidation within the meaning of Section 368(a)(1)(C) and
(F) of the United States Internal Revenue Code of 1986, as amended (the "Code");

          WHEREAS, the reorganization (the "Reorganization") will consist of the transfer of all of the assets of the Acquired Fund in exchange for Class C shares of capital stock of the Acquiring Fund (the "Acquiring Fund Class C Shares" and each an "Acquiring Fund Class C Share") and the assumption by the Acquiring Fund of all of the liabilities of the Acquired Fund and the distribution, after the Closing Date herein referred to, of Acquiring Fund Class C Shares to the shareholders of the Acquired Fund in termination of the Acquired Fund, all upon the terms and conditions hereinafter set forth in this Agreement;

          WHEREAS, the Securities Trust and the Income Fund are open-end, registered investment companies of the management type;

          WHEREAS, the Acquired Fund is a series of the Securities Trust and the Acquired Fund owns securities that generally are of the character in which the Acquiring Fund is permitted to invest;

          WHEREAS, the Acquiring Fund is a new series of the Income Fund that has no investment portfolio or other assets but plans to acquire the assets, and to assume the liabilities, of Lord Abbett California Tax-Free Income Fund, Inc. ("LAUSGSF") immediately prior to the Reorganization;

          WHEREAS, the Acquiring Fund is authorized to issue a single class of shares (the "Acquiring Fund Class A Shares"), and prior to the consummation of the Reorganization, will amend its Articles of Incorporation to provide for the authorization and issuance of shares of additional classes of capital stock, including Acquiring Fund Class C Shares, which will share pro rata with each other class in the portfolio, income and expenses of the Acquiring Fund, except that each class will bear the expense of its own distribution and shareholder servicing arrangements and certain other expenses;

          WHEREAS, after the multiple class share structure is authorized by the Acquiring Fund but before the Acquiring Fund Class C Shares are issued to the Acquired Fund pursuant to the Reorganization, the acquired Fund is to purchase one Acquiring Fund Class C share and as sole shareholder approve a plan pursuant to Section 12(b) of the Investment Company Act of 1940 (the "1940 Act") and Rule 12b-1 thereunder (a "Rule 12b-1 Plan") applicable to the Acquiring Fund Class C Shares;

          WHEREAS, the Board of Trustees, including a majority of the Trustees who are not "interested persons" (as defined under the 1940 Act ), of the Securities Trust has determined that the Reorganization is in the best interests of the Acquired Fund's shareholders and that the interests of the existing shareholders of the Acquired Fund will not be diluted as a result of this transaction; and

          WHEREAS, the Board of Directors, including a majority of the directors who are not "interested persons" (as defined under the 1940 Act) of the Income Fund, has determined that the Reorganization is in the best interests of the Acquiring Fund's shareholders and that the interests of the existing shareholders of the Acquiring Fund will not be diluted as a result of this transaction;

          NOW THEREFORE, in consideration of the premises and of the agreements hereinafter set forth, the parties hereto agree as follows:

1.   REORGANIZATION.

          1.1. Subject to the terms and conditions herein set forth and on the basis of the representations and warranties contained herein, the Securities Trust will transfer assets of the Acquired Fund as set forth in paragraph 1.2 to the Acquiring Fund, and the Acquiring Fund will in exchange therefor, (i)
                                                                       -
deliver to the Acquired Fund the number of Acquiring Fund Class C Shares, including fractional Acquiring Fund Class C Shares, determined by dividing the net value of the Acquired Fund's assets so transferred computed in the manner and as of the time and date set forth in paragraph 2.1, by the net asset value of one Acquiring Fund Class A Share, computed in the manner and as of the time and date set forth in paragraph 2.2; and (ii) to assume all of the liabilities
                                          --
of the Acquired Fund. Such transactions shall take place at the closing provided for in paragraph 3.1 (the "Closing").

          1.2. (a) The assets of the Acquired Fund to be acquired by the Acquiring Fund shall consist of all of its property, including, without limitation, all cash, securities and dividends or interest receivables and any deferred or prepaid expenses shown as an asset on the books of the Acquired Fund on the closing date provided in paragraph 3.1 (the "Closing Date").

          (b) The Acquiring Fund has a list of all of the Acquired Fund's assets as of the date of execution of this Agreement. The Acquired Fund has a statement of the Acquiring Fund's investment objectives, policies and restrictions. The Acquired Fund reserves the right to sell any of its securities but will not, without the prior approval of the Acquiring Fund, acquire any additional securities other than securities of the type in which the Acquiring Fund is permitted to invest. The Acquiring Fund will, within a reasonable time prior to the Closing Date, furnish the Acquired Fund with a list of the securities, if any, on the Acquired Fund's list referred to in the first sentence of this paragraph which do not conform to the Acquiring Fund's investment objectives, policies and restrictions. In the event that the Acquired Fund holds any investments which the Acquiring Fund may not hold, the Acquired Fund will dispose of such securities prior to the Closing Date. In addition, if it is determined that the portfolios of the Acquired Fund and the Acquiring Fund, when aggregated, would contain investments exceeding certain percentage limitations imposed upon the Acquiring Fund with respect to such investments, the Acquired Fund, if requested by the Acquiring Fund, will dispose of and/or reinvest a sufficient amount of such investments as may be necessary to avoid violating such limitations as of the Closing Date.

          1.3. As provided in paragraph 3.4, as soon after the Closing Date as is conveniently practicable, the Acquired Fund will distribute pro rata to the Acquired Fund's shareholders of record determined as of the close of business on the Closing Date, the Acquiring Fund Class C Shares it receives pursuant to paragraph 1.1. Such distribution will be accomplished by establishing Acquiring Fund shareholder accounts in the names of each Acquired Fund shareholder, representing the respective pro rata number of full and fractional Acquiring Fund Class C Shares due each shareholder. All issued and outstanding shares of the Acquired Fund will simultaneously be canceled on the books of the Acquired Fund. The Acquiring Fund shall not issue certificates representing the Acquiring Fund Shares in connection with such exchange.

          1.4. Any transfer taxes payable upon issuance of Acquiring Fund Class C Shares in a name other than the registered holder of the shares of the Acquired Fund on the books of the Acquired Fund as of that time shall, as a condition of such issuance and transfer, be paid by the person to whom such Acquiring Fund Class C Shares are to be issued and transferred.

          1.5. The Acquired Fund shall, following the Closing Date and the making of all distributions pursuant to paragraph 1.3, be terminated by a majority of the Securities Trust's Trustees' executing an instrument pursuant to
Section 5.4 of the Declaration and Agreement of Trust of the Securities Trust abolishing the Acquired Fund. Any reporting responsibility of the Securities Trust with respect to the Acquired Fund is and shall remain the responsibility of the Securities Trust up to and including the Closing Date and following the termination of the Acquired Fund.

2.   VALUATION

          2.1. The net value of the Acquired Fund's assets to be acquired by the Acquiring Fund hereunder shall be the value of such assets, less the Acquired Fund's liabilities assumed by the Acquiring Fund, computed as of the close of regular trading on New York Stock Exchange, Inc. (the "NYSE") on the Closing Date (such time and date being hereinafter called the "Valuation Date"), using the valuation procedures set forth in the Income Fund's Articles of Incorporation.

          2.2. The net asset value of one Acquiring Fund Class A Share shall be the net asset value per share computed as of the close of regular trading on the NYSE on the Valuation Date, using the valuation procedures set forth in the Income Fund's Articles of Incorporation.

          2.3. All computations of value shall be made by the Acquiring Fund and the Acquired Fund in accordance with the regular practice of the LAUSGSF.

3.   CLOSING AND CLOSING DATE

          3.1. The Closing Date shall be July 12, 1996, or such other date as the parties may agree to in writing. All acts taking place at the Closing shall be deemed to take place simultaneously as of the close of business on the Closing Date unless otherwise provided. The Closing shall be held as of 5:00 p.m. at the offices of [specify location in New Jersey], or at such other time and/or place as the parties may agree.

          3.2.  In the event that on the Valuation Date (a) the NYSE or another
                                                         -
primary trading market for portfolio securities of the Acquiring Fund or the Acquired Fund shall be closed to trading or trading thereon shall be restricted or (b) trading or the reporting of trading on the NYSE or elsewhere shall be
    -
disrupted so that accurate appraisal of the value of the net assets of the Acquiring Fund or the Acquired Fund is impracticable, the Closing Date shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored.

          3.3. At the Closing, the Acquired Fund shall direct its custodian to deliver to the custodian of the Acquiring Fund, for the Acquiring Fund's account, all of its portfolio securities and other assets held by such custodian for the Acquired Fund's account, duly endorsed in proper form for transfer as appropriate, in such condition as to constitute good delivery thereof in accordance with the custom of the Acquiring Fund's custodian, and shall be accompanied by all necessary federal and state stock transfer stamps or a check for the appropriate purchase price thereof.

          3.4. The Acquired Fund shall direct its transfer agent to deliver to the transfer agent of the Acquiring Fund on the Closing Date a list of the names and addresses of the Acquired Fund's shareholders and the number of outstanding shares owned by each such shareholder immediately prior to the Closing. The Acquiring Fund shall direct its transfer agent to issue and deliver a confirmation evidencing the Acquiring Fund Class C Shares to be credited to the Acquired Fund's account on the Closing Date to the transfer agent of the Acquired Fund, or provide evidence satisfactory to the Acquired Fund that such Acquiring Fund Class C Shares have been credited to the Acquired Fund's account on the books of the Acquiring Fund. At the Closing, each party shall deliver to the other such bills of sale, checks, assignments, share certificates, if any, receipts, assumption agreements or other documents as such other party or its counsel may reasonably request.

4.   REPRESENTATION AND WARRANTIES

          4.1. With respect to the Acquired Fund, the Securities Trust represents and warrants to the Income Fund as follows:

          (a) The Securities Trust is a registered investment company classified as a management company of the open-end type, and its registration with the Securities and Exchange Commission (the "Commission") as an investment company under the 1940 Act is in full force and effect.

          (b) The Acquired Fund is a series of the Securities Trust. The Securities Trust is duly organized, validly existing and in good standing under the laws of the State of Delaware and has the power to own all of its properties and assets and to carry out this Agreement.

          (c) The current prospectus and statement of additional information of the Securities Trust conform (and any prospectus or statement of additional information of the Securities Trust issued prior to the Closing Date will conform) in all material respects to the applicable requirements of the Securities Act of 1933 Act, as amended (the "1933 Act"), and the 1940 Act and the rules and regulations of the Commission thereunder and do not (and will not) include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were (or will be) made, not materially misleading.

          (d) The Securities Trust is not, and the execution, delivery and performance of this Agreement will not result, in a material violation of its Declaration and Agreement of Trust or By-laws or of any agreement, instrument, contract or other undertaking to which the Securities Trust is a party or by which it is bound.

          (e) The Securities Trust has no material contracts or other commitments which will be terminated with liability to the Securities Trust on, prior to or after the Closing Date.

          (f) Except as otherwise disclosed in writing to and accepted by the Income Fund, no litigation or administrative proceeding or investigation before any court or governmental body is presently pending or to its knowledge threatened against the Securities Trust or any of the Acquired Fund's properties or assets, which if adversely determined would materially and adversely affect the financial condition of the Acquired Fund or the conduct of the Acquired Fund's business. The Securities Trust knows of no facts which might form the basis of the institution of such a proceeding and is not party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects the business of the Acquired Fund or the ability of the Securities Trust to consummate the transactions contemplated herein.

          (g)  True and correct copies of the Acquired Fund's (i) Statement of
                                                               -
     Net Assets as at October 31, 1995 and (ii) Statements of Operations and
                                            --
     Changes in Net Assets for the 12-month period then ended, including the accompanying notes, have been furnished to the Acquiring Fund. Such Statement of Net Assets and such Statements of Operations and Changes in Net Assets (and the accompanying notes) have been audited by Deloitte & Touche LLP, independent certified public accountants. Such statements have been prepared in accordance with generally accepted accounting principles consistently applied, and such statements fairly reflect the financial condition and the operations and changes in net assets of the Acquired Fund as of such date and for such period, respectively. There are no known contingent liabilities of the Acquired Fund as of such date required to be reflected or disclosed in such Statement of Net Assets or notes in accordance with generally accepted accounting principles that are not so reflected or disclosed.

          (h) Since October 31, 1995, there has not been any material adverse change in the Acquired Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by the Acquired Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by the Acquiring Fund.

          (i) The Securities Trust will file the final federal and other tax returns of the Acquired Fund for the period ending on the Closing Date in accordance with the Code. At the Closing Date, all federal and other tax returns and reports of the Acquired Fund required by law to have been filed prior to the Closing Date shall have been filed, and all federal and other taxes shown as due on such returns shall have been paid, or provision shall have been made for the payment thereof, and to the best of the Securities Trust's knowledge, no such return is currently under audit and no assessment has been asserted with respect to such returns.

          (j) For the most recent fiscal year of its operation, the Acquired Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company.

          (k) All issued and outstanding shares of the Acquired Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable. All of the issued and outstanding shares of the Acquired Fund will, at the time of Closing, be held of record by the persons and in the amounts set forth in the records of the transfer agent as provided in paragraph 3.4. The Acquired Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any shares of the Acquired Fund, nor is there outstanding any security convertible into any shares of the Acquired Fund.

          (l) At the Closing Date, the Acquired Fund will have good and marketable title to its assets to be transferred to the Acquiring Fund pursuant to paragraph 1.1 and full right, power and authority to sell, assign, transfer and deliver such assets hereunder and, upon delivery and payment for such assets, the Acquiring Fund will acquire good and marketable title thereto, subject to no restrictions on the full transfer thereof, including such restrictions as might arise under the 1933 Act, other than as disclosed to the Acquiring Fund prior to the date hereof.

          (m) The execution, delivery and performance of this Agreement has been duly authorized by all necessary action on the part of Securities Trust's Trustees, and subject to the due approval of the Acquired Fund's shareholders, this Agreement, assuming due authorization, execution and delivery by the Acquiring Fund, constitutes a valid and binding obligation of the Securities Trust on behalf of the Acquired Fund, enforceable in accordance with its terms, subject as to enforcement to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights and to general equity principles. The Securities Trust's Board of Trustees has called a meeting of the Securities Trust shareholders at which the shareholders of the Acquired Fund are to consider and act upon this Agreement.

          (n) The information furnished and to be furnished by the Securities Trust on behalf of the Acquired Fund for use in registration statements, proxy materials and other documents which may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with federal securities and other laws and regulations thereunder applicable thereto.

          (o) The combined prospectus and proxy statement (the "N-14 prospectus and proxy statement") and the related statement of additional information included in the Registration Statement on Form N-14 of the Acquiring Fund (the "N-14 Registration Statement") did not on the effective date of the N-14 Registration Statement contain any untrue statement of a material fact relating to the Acquired Fund or the meeting of the Securities Trust shareholders referred to therein or omit to state a material fact required to be stated therein or necessary to make the statements therein relating to the Acquired Fund or such special meeting, in light of the circumstances under which such statements were made, not materially misleading.

          (p) The Acquiring Fund Class C Shares to be issued to the Acquired Fund hereunder are not being acquired for the purpose of making any distribution thereof other than in accordance with the terms of this Agreement.

          4.2. With respect to the Acquiring Fund, the Income Fund represents and warrants to the Securities Trust as follows:

          (a) The Income Fund is a registered investment company classified as a management company of the open-end type, and its registration with the Commission as an investment company under the 1940 Act is in full force and effect.

          (b) The Acquiring Fund is a series of the Income Fund. The Income Fund is duly organized, validly existing and in good standing under the laws of the State of Maryland and has the power to own all of its properties and assets and to carry out this Agreement.

          (c) The current prospectus and statement of additional information of the Income Fund relating to the Acquiring Fund conform (and any prospectus or statement of additional information of the Income Fund relating to the Acquiring Fund issued prior to the Closing Date will conform) in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and do not (and will not) include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were (and will be) made, not materially misleading.

          (d) The Income Fund is not, and the execution, delivery and performance of this Agreement will not result, in a material violation of its Articles of Incorporation or By-laws or of any agreement, instrument, contract or other undertaking to which the Income Fund is a party or by which it is bound.

          (e) The Income Fund has no material contracts or other commitments which will be terminated with liability to the Income Fund on, prior to or after the Closing Date.

          (f) Except as otherwise disclosed in writing to and accepted by the Acquired Fund, no litigation or administrative proceeding or investigation before any court or governmental body is presently pending or to its knowledge threatened against the Income Fund or any of the Acquiring Fund's properties or assets, which, if adversely determined, would materially and adversely affect its financial condition or the conduct of its business. The Income Fund knows of no facts which might form the basis of the institution of such a proceeding and is not party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions contemplated herein.

          (g)  True and correct copies of the Income Fund's (i) Statement of Net
                                                             -
     Assets as at September 30, 1995, and (ii) Statements of Operation and
                                           --
     Changes in Net Assets for the 12-month period then ended, including the accompanying notes, have been furnished to the Securities Trust. Such Statement of Net Assets and such Statements of Operations and Changes in Net Assets (and the accompanying notes) have been audited by Deloitte & Touche LLP, independent certified public accountants. Such statements have been prepared in accordance with generally accepted accounting principles consistently applied, and such statements fairly reflect the financial condition and the operations and changes in net assets of the Income Fund as of such date and for such period, respectively. There are no known contingent liabilities of the Income Fund as of such date required to be reflected or disclosed in such Statements of Net Assets or notes in accordance with generally accepted accounting principles that are not so reflected or disclosed.

          (h) Since September 30, 1995, there has not been any material adverse change in the Income Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by the Income Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by the Acquired Fund.

          (i) At the Closing Date, all federal and other tax returns and reports of the Income Fund required by law to have been filed prior to the Closing Date shall have been filed, and all federal and other taxes shown as due on such returns and reports shall have been paid, or provision shall have been made for the payment thereof, and to the best of the Income Fund's knowledge, no such return is currently under audit and no assessment has been asserted with respect to such returns.

          (j) For the most recent fiscal year of its operation, the Income Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company and the Acquiring Fund intends to do so in the future.

          (k) At the Closing Date, all issued and outstanding shares of the Acquiring Fund will be, duly and validly issued and outstanding, fully paid and non-assessable, with no personal liability attaching to the ownership thereof. The Acquiring Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any shares of the Acquiring Fund, nor is there outstanding any security convertible into shares of the Acquiring Fund.

          (l) The execution, delivery and performance of this Agreement has been duly authorized by all necessary action on the part of the Income Fund's Board of Directors, and assuming due authorization, execution and delivery by the Acquired Fund, this Agreement constitutes a valid and binding obligation of the Income Fund on behalf of the Acquiring Fund, enforceable in accordance with its terms, subject as to enforcement to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights and to general equity principles.

          (m) The N-14 Registration Statement (except insofar as it relates to the Acquired Fund or the special meeting of its shareholders referred to therein) did not on the effective date of the N-14 Registration Statement contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not materially misleading.

          (n) The Acquiring Fund Class C Shares to be issued and delivered to the Acquired Fund pursuant to the terms of this Agreement have been duly authorized by the Board of Directors of the Income Fund, and, when issued and delivered at the Closing in accordance with this Agreement, will be duly and validly issued Acquiring Fund Class C Shares and will be fully paid and non-assessable with no personal liability attaching to the ownership thereof.

          (o) The Board of Directors of the Income Fund has duly adopted a resolution (a copy of which has been furnished to the Securities Trust) authorizing the creation and issuance of the Acquiring Fund Class C Shares.

5.   COVENANTS

          5.1. The Acquiring Fund will conduct no investment operations prior to the Closing Date. The Acquired Fund will operate its business in the ordinary course between the date hereof and the Closing Date. It is understood that such ordinary course of business will include the declaration and payment of customary dividends and distributions and any other dividends and distributions deemed advisable.

          5.2. At or after the Closing, the Securities Trust will deliver or otherwise make available to the Acquiring Fund a statement of the Acquired Fund's assets and liabilities, together with a list of the Acquired Fund's portfolio securities showing the tax costs of such securities to it and the holding periods of such securities, as of the Closing Date.

          5.3. The Acquired Fund will assist the Acquiring Fund in obtaining such information as the Acquiring Fund reasonably requests concerning the beneficial ownership of the Acquired Fund's shares.

          5.4. Subject to the provisions of this Agreement, the Acquired Fund and the Acquiring Fund each will take, or cause to be taken, all action, and do or cause to be done all things, reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.

          5.5. Prior to the Closing Date, the Board of Trustees of the Securities Trust will declare such dividends and distributions, payable no later than [90] days after the Closing Date, to shareholders of record of the Acquired Fund as of the Closing Date, which, together with all such previous dividends and distributions, shall have the effect of distributing to the shareholders of the Acquired Fund all of the investment company taxable income and exempt-interest income of the Acquired Fund for all taxable years ending on or prior to the Closing Date. The dividends and distributions declared by the Acquired Fund shall also include all of the Acquired Fund's net capital gain realized in all taxable years ending on or prior to the Closing Date (after reduction for any capital loss carry forward). Such dividends and distributions declared prior to the Closing Date shall be paid by the Acquiring Fund no later than [90] days after the Closing Date.

          5.6. As promptly as practicable, but in any case within sixty days after the Closing Date, the Acquired Fund shall furnish the Acquiring Fund, in such form as is reasonably satisfactory to the Acquiring Fund, a statement of the earnings and profits of the Acquired Fund for federal income tax purposes which will be carried over to the Acquiring Fund as a result of Section 381 of the Code.

          5.7. The Acquired Fund will provide the Acquiring Fund with any additional information reasonably necessary for any revision of the N-14 Prospectus and Proxy Statement referred to in paragraph 4.1(o), all to be included in any amendment to the N-14 Registration Statement, in compliance with the 1933 Act, the Securities Exchange Act of 1934 (the "1934 Act") and the 1940 Act in connection with the meeting of the Acquired Fund's shareholders to consider approval of this Agreement and the Reorganization.

6.   CONDITIONS PRECEDENT TO OBLIGATIONS OF THE SECURITIES TRUST

          The obligations of the Securities Trust, on behalf of the Acquired Fund, to consummate the transactions provided for herein shall be subject, at its election, to the performance by the Income Fund, on behalf of the Acquiring Fund, in all material respects of all of the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following further conditions:

          6.1. All representations and warranties of the Income Fund contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date.

          6.2. The Acquiring Fund shall have delivered to the Acquired Fund a certificate executed in its name by its Chairman, President or a Vice President and its Treasurer or an Assistant Treasurer, in form reasonably satisfactory to the Acquired Fund and dated as of the Closing Date, to the effect that the representations and warranties of the Income Fund made in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement.

7.   CONDITIONS PRECEDENT TO OBLIGATIONS OF THE INCOME FUND

          The obligations of the Income Fund, on behalf of the Acquiring Fund, to consummate the transactions provided for herein shall be subject, at its election, to the performance by the Securities Trust in all material respects of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following further conditions:

          7.1. All representations and warranties of the Securities Trust contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date.

          7.2. The Securities Trust shall have delivered to the Acquiring Fund on the Closing Date a certificate executed in its name by its Chairman, President or a Vice President and its Treasurer or an Assistant Treasurer, in form and substance satisfactory to the Acquiring Fund and dated as of the Closing Date, to the effect that the representations and warranties of the Securities Trust made in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement.

8. FURTHER CONDITIONS PRECEDENT TO OBLIGATIONS OF THE SECURITIES TRUST AND THE INCOME FUND

          If any of the conditions set forth below do not exist on the Closing Date with respect to the Acquiring Fund or the Acquired Fund, either party to this Agreement shall, at its option, not be required to consummate the transactions contemplated by this Agreement:

          8.1. The reorganization pursuant to the Agreement and Plan of Reorganization between the Income Fund on behalf of the Acquiring Fund and LAUSGSF of even date shall have been consummated.

          8.2. This Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of the Acquired Fund in accordance with the provisions of the Securities Trust's Declaration and Agreement of Trust and By-laws. Notwithstanding anything herein to the contrary, neither the Acquiring Fund nor the Acquired Fund may waive the conditions set forth in this paragraph 8.2.

          8.3. On the Closing Date, no action, suit or other proceeding shall be pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein.

          8.4. All consents of other parties and all other consents, orders, rulings and permits of federal, state and local regulatory authorities (including those of the Commission, the Internal Revenue Service and state Blue Sky and securities authorities) deemed necessary by the Acquiring Fund or the Acquired Fund to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order, ruling or permit would not involve a risk of a material adverse effect on the assets or properties of the Acquiring Fund or the Acquired Fund.

          8.5. The N-14 Registration Statement shall have become effective under the 1933 Act and no stop orders suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act.

          8.6. The parties shall have received a favorable opinion of Debevoise & Plimpton, addressed to the Income Fund and the Securities Trust and satisfactory to the Secretary of each such party, substantially to the effect that for federal income tax purposes:

          (a) the acquisition by the Acquiring Fund of all of the assets of the Acquired Fund solely in exchange for the issuance of Acquiring Fund Class C Shares to the Acquired Fund and the assumption of all of the Acquired Fund liabilities by the Acquiring Fund, followed by the distribution by the Acquired Fund, in complete liquidation, of the Acquiring Fund Class C Shares to the Acquired Fund shareholders in exchange for their Acquired Fund shares, will be treated as a "reorganization" within the meaning of
     Section 368(a) of the Code, and the Acquiring Fund and the Acquired Fund will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code;

          (b) no gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Acquired Fund in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of liabilities of the Acquired Fund;

          (c) no gain or loss will be recognized by the Acquired Fund upon the transfer of the Acquired Fund's assets to the Acquiring Fund in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of liabilities of the Acquired Fund or upon the distribution of the Acquiring Fund Shares to the Acquired Fund's shareholders;

          (d) no gain or loss will be recognized by shareholders of the Acquired Fund upon the exchange of their Acquired Fund shares for the Acquiring Fund Shares;

          (e) the aggregate tax basis for the Acquiring Fund Shares received by each of the Acquired Fund's shareholders pursuant to the Reorganization will be the same as the aggregate tax basis of the Acquired Fund shares held by such shareholder immediately prior to the Reorganization, and the holding period of the Acquiring Fund Shares to be received by each Acquired Fund shareholder will include the period during which the Acquired Fund shares exchanged therefor were held by such shareholder (provided that the Acquired Fund shares were held as capital assets on the date of the Reorganization); and

          (f) the tax basis of the Acquired Fund's assets acquired by the Acquiring Fund will be the same as the tax basis of such assets to the Acquired Fund immediately prior to the Reorganization, and the holding period of the assets of the Acquired Fund in the hands of the Acquiring Fund will include the period during which those assets were held by the Acquired Fund.

          Notwithstanding anything herein to the contrary, neither the Acquiring Fund nor the Securities Trust may waive the conditions set forth in this paragraph 8.6.

          8.7. The Acquiring Fund shall have duly adopted a Rule 12b-1 Plan for the Acquiring Fund Class C Shares acceptable to the Securities Trust.

9.   BROKERAGE FEES AND EXPENSES

          9.1. The Income Fund represents and warrants to the Acquired Fund, and the Securities Trust represents and warrants to the Acquiring Fund, that there are no brokers or finders entitled to receive any payments in connection with the transactions provided for herein.

          9.2. Except as may be otherwise provided herein, the Acquiring Fund and the Acquired Fund each shall pay, or provide for the payment of, the expenses incurred by it in connection with entering into and carrying out the provisions of this Agreement.

10.  ENTIRE AGREEMENT; SURVIVAL OF WARRANTIES

          10.1. The parties hereto agree that no party has made any representation, warranty or covenant not set forth herein and that this Agreement constitutes the entire agreement between the parties.

          10.2. None of the representations and warranties included or provided for herein shall survive the consummation of the transactions contemplated hereby.

11.  TERMINATION

          11.1. This Agreement may be terminated at any time prior to the Closing Date: (1) by the mutual agreement of the Securities Trust and the
                -
Income Fund; (2) by the Securities Trust in the event that the Income Fund
              -
shall, or by the Income Fund in the event that the Securities Trust shall, materially breach any representation or warranty contained herein or any agreement contained herein and to be performed at or prior to the Closing Date; or (3) by either party if a
                                                  -
condition herein expressed to be precedent to the obligations of the terminating party has not been met and it reasonably appears that it will not or cannot be met.

          11.2. In the event of any such termination, there shall be no liability for damages on the part of either the Securities Trust, the Income Fund, the Acquired Fund or the Acquiring Fund or their respective trustees, directors or officers to the other party, but the Acquiring Fund and the Acquired Fund shall each bear, or provide for the payment of, the expenses incurred by it incidental to the preparation and carrying out of this Agreement as provided in paragraph 9.2.

12.  AMENDMENTS; WAIVERS

          12.1. This Agreement may be amended, modified or supplemented in such manner as may be mutually agreed upon in writing by the authorized officers of the Securities Trust and the Income Fund; provided, however, that following the approval of the Acquired Fund shareholders referred to in paragraph 8.2, no such amendment may have the effect of changing the provisions for determining the number of the Acquiring Fund Class C Shares to be issued to the Acquired Fund's shareholders under this Agreement to the detriment of such shareholders without their further approval.

          12.2. At or at any time prior to the Closing either party hereto may by written instrument signed by it (i) waive any inaccuracies in the
                                    -
representations and warranties made to it contained herein and (ii) waive
                                                                --
compliance with any of the covenants or conditions made for its benefit contained herein.

13.  NOTICES

          Any notice, report, statement or demand required or permitted by any provisions of this Agreement shall be in writing and shall be given by personal delivery addressed to the Acquired Fund, 767 Fifth Avenue, New York, New York, 10153, Attention: Office of the Secretary; or to the Acquiring Fund, 767 Fifth Avenue, New York, New York, 10153, Attention: Office of the Secretary.

14.  HEADINGS; COUNTERPARTS; GOVERNING LAW; ASSIGNMENT; LIMITATION OF LIABILITY

          14.1. The article and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

          14.2. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

          14.3. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

          14.4. (a) This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm, corporation or other entity, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

          (b) The Income Fund is hereby expressly put on notice of the limitation of liability as set forth in Article IV of the Declaration and Agreement of Trust of the Securities Trust and agrees that the obligations assumed by the Securities Trust pursuant to this Agreement shall be limited in any case to the Acquired Fund and its assets and the Income Fund shall not seek satisfaction of any such obligation from any shareholders of the Securities Trust, the trustees, officers, employees or agents of the Securities Trust or any of them or from any other assets of the Securities Trust.

          IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by its Chairman of the Board, President or Vice President and attested by its Secretary or Assistant Secretary.


Attest:                            LORD ABBETT SECURITIES TRUST
                                   on behalf of California Tax-Free Trust


                                   By:   _______________________________
Name:  _______________                     Name:
Title:  Secretary                          Title:



Attest:                            LORD ABBETT TAX-FREE INCOME FUND,
                                   INC. on behalf of California Series



                                   By:   _______________________________
Name:  _______________                     Name:
Title:  Secretary                          Title:

                                                        Draft--February 16, 1996

                                                                       EXHIBIT B

                  Rule 12b-1 Distribution Plan and Agreement
 Lord Abbett Tax-Free Income Fund, Inc. -- California Series -- Class A Shares
 -----------------------------------------------------------------------------


          RULE 12b-1 DISTRIBUTION PLAN AND AGREEMENT dated as of July 12, 1996 by and between LORD ABBETT TAX-FREE INCOME FUND, INC., a Maryland corporation (the "Fund"), on behalf of its CALIFORNIA SERIES (the "Series"), and LORD ABBETT DISTRIBUTOR LLC, a New York limited liability company (the "Distributor").

          WHEREAS, the Fund is an open-end management investment company registered under the Investment Company Act of 1940, as amended (the "Act"); and the Distributor is the exclusive selling agent of the Fund's shares of capital stock, including the Series' Class A shares (the "Shares") pursuant to the Distribution Agreement between the Fund and the Distributor, dated as of the date hereof (the "Distribution Agreement").

          WHEREAS, the Fund desires to adopt a Distribution Plan and Agreement (the "Plan") for the Series with the Distributor, as permitted by Rule 12b-1 under the Act, pursuant to which the Series may make certain payments to the Distributor to be used by the Distributor or paid to institutions and persons permitted by applicable law and/or rules to receive such payments ("Authorized Institutions") in connection with sales of Shares and/or servicing of accounts of shareholders holding Shares.

          WHEREAS, the Fund's Board of Directors has determined that there is a reasonable likelihood that the Plan will benefit the Series and the holders of the Shares.

          NOW, THEREFORE, in consideration of the mutual covenants and of other good and valuable consideration, receipt of which is hereby acknowledged, it is agreed as follows.

          1. The Fund hereby authorizes the Distributor to enter into agreements with Authorized Institutions (the "Agreements") which may provide for the payment to such Authorized Institutions of distribution and service fees which the Distributor receives from the Series in order to provide additional incentives to such Authorized Institutions (i) to sell Shares and (ii) to
                                            -                      --
provide continuing information and investment services to their accounts holding Shares and otherwise to encourage their accounts to remain invested in the Shares.

          2. The Fund also hereby authorizes the Distributor to use payments received hereunder from the Series in order to (a) finance any activity which is
                                                -
primarily intended to result in the sale of Shares and (b) provide continuing
                                                        -
information and investment services to shareholder accounts not serviced by Authorized Institutions receiving a service fee from the Distributor hereunder and otherwise to encourage such accounts to remain invested in the Shares; provided that (i) any
                                                          --------       -
payments referred to in the foregoing clause (a) shall not exceed the distribution fee permitted to be paid at the time under paragraph 3 of this Plan and shall be authorized by the Board of Directors of the Fund by a vote of the kind referred to in paragraph 10 of this Plan and (ii) any payments referred to
                                                   --
in clause (b) shall not exceed the service fee permitted to be paid at the time under paragraph 3 of this Plan.

          3. The Series is authorized to pay the Distributor hereunder for remittance to Authorized Institutions and/or use by the Distributor pursuant to this Plan (a) service fees and (b) distribution fees, each at an annual rate not
           -                    -
to exceed .25 of 1% of the average annual net asset value of Shares outstanding. The Board of Directors of the Fund shall from time to time determine the amounts, within the foregoing maximum amounts, that the Series may pay the Distributor hereunder. Any such fees (which may be waived by the Authorized Institutions in whole or in part) may be calculated and paid quarterly or more frequently if approved by the Board of Directors of the Fund. Such determinations and approvals by the Board of Directors shall be made and given by votes of the kind referred to in paragraph 10 of this Plan. Payments by holders of Shares to the Series of contingent deferred reimbursement charges relating to distribution fees paid by the Series hereunder shall reduce the amount of distribution fees for purposes of the annual 0.25% distribution fee limit. The Distributor will monitor the payments hereunder and shall reduce such payments or take such other steps as may be necessary to assure that (i) the
                                                                      -
payments pursuant to this Plan shall be consistent with Article III, Section 26, subparagraphs (d)(2) and (5) of the Rules of Fair Practice of the National Association of Securities Dealers, Inc. with respect to investment companies with asset-based sales charges and service fees, as the same may be in effect from time to time and (ii) the Series shall not pay with respect to any
                       --
Authorized Institution service fees equal to more than .25 of 1% of the average annual net asset value of Shares sold by (or attributable to Shares or shares sold by) such Authorized Institution and held in an account covered by an Agreement.

          4. The net asset value of the Shares shall be determined as provided in the Articles of Incorporation of the Fund. If the Distributor waives all or a portion of the fees which are to be paid by the Series hereunder, the Distributor shall not be deemed to have waived its rights under this Agreement to have the Series pay such fees in the future.

          5. The Secretary of the Fund, or in his absence the Chief Financial Officer, is hereby authorized to direct the disposition of monies paid or payable by the Series hereunder and shall provide to the Fund's Board of Directors, and the Directors shall review at least quarterly, a written report of the amounts so expended pursuant to this Plan and the purposes for which such expenditures were made.

          6. Neither this Plan nor any other transaction between the parties hereto pursuant to this Plan shall be invalidated or in any way affected by the fact that any or all of the directors, officers, shareholders, or other representatives of the Fund are or may be "interested persons" of the Distributor, or any successor or assignee thereof, or that any or all of the directors, officers, partners, or other representatives of the Distributor are or may be "interested persons" of the Fund, except as may otherwise be provided in the Act.

          7. The Distributor shall give the Fund the benefit of the Distributor's best judgment and good faith efforts in rendering services under this Plan. Other than to abide by the provisions hereof and render the services called for hereunder in good faith, the Distributor assumes no responsibility under this Plan and, having so acted, the Distributor shall not be held liable or held accountable for any mistake of law or fact, or for any loss or damage arising or resulting therefrom suffered by the Fund, the Series or any of the shareholders, creditors, directors, or officers of the Fund; provided however, that nothing herein shall be deemed to protect the Distributor against any liability to the Fund or the Series' shareholders by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties hereunder, or by reason of the reckless disregard of its obligations and duties hereunder.

          8. This Plan shall become effective upon the date hereof, and shall continue in effect for a period of more than one year from that date only so long as such continuance is specifically approved at least annually by a vote of the Board of Directors of the Fund, including the vote of a majority of the directors who are not "interested persons" of the Fund and who have no direct or indirect financial interest in the operation of this Plan or in any agreement related to this Plan, cast in person at a meeting called for the purpose of voting on such renewal.

          9. This Plan may not be amended to increase materially the amount to be spent by the Series hereunder above the maximum amounts referred to in paragraph 3 of this Plan without a shareholder vote in compliance with Rule 12b-1 and Rule 18f-3 under the Act as in effect at such time, and each material amendment must be approved by a vote of the Board of Directors of the Fund, including the vote of a majority of the directors who are not "interested persons" of the Fund and who have no direct or indirect financial interest in the operation of this Plan or in any agreement related to this Plan, cast in person at a meeting called for the purpose of voting on such amendment. Amendments to this Plan which do not increase materially the amount to be spent by the Series hereunder above the maximum amounts referred to in paragraph 3 of this Plan may be made pursuant to paragraph 10 of this Plan.

          10. Amendments to this Plan other than material amendments of the kind referred to in the forgoing paragraph 9 may be adopted by a vote of the Board of Directors of the Fund, including the vote of a majority of the directors who are not

"interested persons" of the Fund and who have no direct or indirect financial interest in the operation of this Plan or in any agreement related to this Plan. The Board of Directors of the Fund may, by such a vote, interpret this Plan and make all determinations necessary or advisable for its administration.

          11. This Plan may be terminated at any time without the payment of any penalty (a) by the vote of a majority of the directors of the Fund who are
             -
not "interested persons" of the Fund and have no direct or indirect financial interest in the operation of this Plan or in any agreement related to the Plan, or (b) by a shareholder vote in compliance with Rule 12b-1 and Rule 18f-3 under
    -
the Act as in effect at such time. This Plan shall automatically terminate in the event of its assignment.

          12. So long as this Plan shall remain in effect, the selection and nomination of those directors of the Fund who are not "interested persons" of the Fund are committed to the discretion of such disinterested directors. The terms "interested persons," "assignment" and "vote of a majority of the outstanding voting securities" shall have the same meanings as those terms are defined in the Act.

          IN WITNESS WHEREOF, each of the parties has caused this instrument to be executed in its name and on its behalf by its duly authorized representative as of the date first above written.

                                LORD ABBETT TAX-FREE INCOME FUND, INC.

                                By:_____________________________
                                   President

ATTEST:

_____________________
Assistant Secretary

                                        LORD ABBETT DISTRIBUTOR LLC


                                        By:_____________________________

                                                                       EXHIBIT C
                                                                       ---------



              COMPARISON OF INVESTMENT POLICIES AND RESTRICTIONS

          Comparison of certain investment policies and restrictions of Lord Abbett California Tax-Free Income Fund, Inc. (the "Reorganized Fund"), California Tax-Free Income Trust (the "Acquired Trust"), a series of Lord Abbett Securities Trust, and the California Series (the "Acquiring Fund"), a series of Lord Abbett Tax-Free Income Fund, Inc.

-----------------------------------------------------------------------------------------------------------------------------------
       POLICY/RESTRICTION OF THE               POLICY/RESTRICTION OF THE                  POLICY/RESTRICTION OF
            REORGANIZED FUND                         ACQUIRED TRUST                        THE ACQUIRING FUND
            ----------------                         --------------                        ------------------
-----------------------------------------------------------------------------------------------------------------------------------
SHORT SALES/MARGIN.
FUNDAMENTAL                              FUNDAMENTAL                              NON-FUNDAMENTAL
The Fund may not sell short or           The Fund may not sell short or           The Fund may not make short sales of
buy on margin, although it may           buy on margin.                           securities or maintain a short position
obtain short-term credit to clear                                                 except to the extent permitted by
securities purchases.                                                             applicable law.

                                                                                  FUNDAMENTAL
                                                                                  The Fund may purchase securities on
                                                                                  margin to the extent permitted by
                                                                                  applicable law.
-----------------------------------------------------------------------------------------------------------------------------------
BORROWING.
FUNDAMENTAL                              FUNDAMENTAL                              FUNDAMENTAL
The Fund may not borrow securities.      The Fund may not borrow securities.      The Fund may not borrow money,
Subject to certain exceptions,           Subject to certain exceptions,           except that (i) the Fund may borrow
the Fund may not borrow money.           the Fund may not borrow                  from banks (as defined in the 1940
                                         money.                                   Act) in amounts up to 33 1/3% of its
                                                                                  total assets (including the amount borrowed),
                                                                                  (ii) the Fund may borrow up
                                                                                  to an additional 5% of its total assets
                                                                                  for temporary purposes, and (iii) the
                                                                                  Fund may obtain such short-term
                                                                                  credit as may be necessary for the
                                                                                  clearance of purchases and sales of
                                                                                  portfolio securities.
-----------------------------------------------------------------------------------------------------------------------------------
UNDERWRITING.
FUNDAMENTAL                              FUNDAMENTAL                              FUNDAMENTAL
The Fund may not engage in the           The Fund may not engage in the           The Fund may not engage in the
underwriting of securities, except       underwriting of securities,              underwriting of securities, except,
to the extent that, in connection        except, pursuant to a merger or          pursuant to a merger or acquisition or
with the disposition of its portfolio    acquisition.                             to the extent that, in connection with
securities, it may be deemed to be                                                the disposition of its portfolio securities,
an underwriter under federal                                                      it may be deemed to be an underwriter
securities laws.                                                                  under federal securities laws.
-----------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
       POLICY/RESTRICTION OF THE               POLICY/RESTRICTION OF THE                  POLICY/RESTRICTION OF
            REORGANIZED FUND                         ACQUIRED TRUST                        THE ACQUIRING FUND
            ----------------                         --------------                        ------------------
---------------------------------------------------------------------------------------------------------------------------
LENDING.
FUNDAMENTAL                              FUNDAMENTAL                              FUNDAMENTAL
The Fund may not lend money or           The Fund may not lend money or           The Fund may not make loans to
securities, except for the purchase      securities, except for the purchase      other persons, except that the acquisition
of certain debt securities.              of certain debt securities.              of bonds, debentures or other
                                                                                  corporate debt securities and investment
                                                                                  in government obligations, commercial
                                                                                  paper, pass-through instruments,
                                                                                  certificates of deposit, bankers
                                                                                  acceptances, repurchase agreements or
                                                                                  any similar instruments shall not be
                                                                                  subject to this limitation, and except
                                                                                  further that the Fund may lend its
                                                                                  portfolio securities, provided that the
                                                                                  lending of portfolio securities may be
                                                                                  made only in accordance with applicable
                                                                                  law and the guidelines set forth
                                                                                  in the Fund's Prospectus and Statement
                                                                                  of Additional Information, as
                                                                                  they may be amended from time to
                                                                                  time.
--------------------------------------------------------------------------------------------------------------------------
REAL ESTATE/ COM-
MODITIES.                                FUNDAMENTAL                              FUNDAMENTAL
FUNDAMENTAL                              The Fund may not deal in real            The Fund may not buy or sell real
The Fund may not deal in real            estate, commodities or commodity         estate (except that the Fund may invest
estate, commodities or commodity         contracts.                               in securities directly or indirectly
contracts.                                                                        secured by real estate or interests
                                                                                  therein or issued by companies which
                                                                                  invest in real estate or interests
                                                                                  therein), commodity or commodity
                                                                                  contracts (except to the extent the
                                                                                  Fund may do so in accordance with
                                                                                  applicable law and without registering
                                                                                  as a commodity pool operator under
                                                                                  the Commodity Exchange Act as, for
                                                                                  example, with futures contracts).

                                                                                  NON-FUNDAMENTAL
                                                                                  The Fund may not invest in real estate
                                                                                  limited partnership interests or interests
                                                                                  in oil, gas or other mineral leases, or
                                                                                  exploration or other development
                                                                                  programs, except that the Fund may
                                                                                  invest in securities issued by
                                                                                  companies that engage in oil, gas or
                                                                                  other mineral exploration or development
                                                                                  activities.
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
       POLICY/RESTRICTION OF THE               POLICY/RESTRICTION OF THE                  POLICY/RESTRICTION OF
            REORGANIZED FUND                         ACQUIRED TRUST                        THE ACQUIRING FUND
            ----------------                         --------------                        ------------------
---------------------------------------------------------------------------------------------------------------------------
DIVERSIFICATION.
FUNDAMENTAL                                 None stated.                              FUNDAMENTAL
With respect to 75% of its gross                                                      None stated (but the Fund will be
assets, the Fund may not buy                                                          required to meet the diversification
securities if the purchase would then                                                 rules under Subchapter M of the
cause it to have more than 5% of                                                      Internal Revenue Code).
its gross assets, at market value at
the time of investment, invested in
the securities of any one issuer,
except securities issued or
guaranteed by the U.S. Government,
its agencies or instrumentalities.
--------------------------------------------------------------------------------------------------------------------------
INVESTMENT IN A SINGLE
INDUSTRY.
FUNDAMENTAL                                 FUNDAMENTAL                               FUNDAMENTAL
The Acquiring Company may not               The Fund may not concentrate              The Fund may not invest more than
invest more than 25% of its gross           investments in any one industry,          25% of its assets, taken at market
assets in any one industry.                 except that it may invest more            value, in the securities of issuers in
                                            than 25% of gross assets in tax-          any particular industry (excluding (i)
                                            exempt securities.                        tax-exempt securities, such as those
                                                                                      financing facilities in the same
                                                                                      industry or issued by non-
                                                                                      governmental users and (ii) the
                                                                                      securities of the U.S. Government, its
                                                                                      agencies or instrumentalities).
--------------------------------------------------------------------------------------------------------------------------
RESTRICTED/ILLIQUID
SECURITIES.
FUNDAMENTAL                                  None stated.                             NON-FUNDAMENTAL
The Fund may not invest more                                                          The Fund may not invest, knowingly,
than 10% of gross assets in                                                           more than 15% of its net assets (at the
restricted securities.                                                                time of investment) in illiquid
                                                                                      securities, except for securities
                                                                                      qualifying for resale under Rule 144A
                                                                                      of the Securities Act of 1933, deemed
                                                                                      to be liquid by the Board of Trustees.
--------------------------------------------------------------------------------------------------------------------------
MORTGAGING AND
PLEDGING OF ASSETS.
None stated.                                 NON-FUNDAMENTAL                          FUNDAMENTAL
                                             The Fund may not pledge,                 The Fund may not pledge its assets
                                             mortgage or hypothecate its              (other than to secure borrowings, or to
                                             assets.                                  the extent permitted by the Fund's
                                                                                      investment policies, in connection with
                                                                                      hedging transactions, short sales,
                                                                                      when-issued and forward commitment
                                                                                      transactions and similar investment
                                                                                      strategies).
--------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
       POLICY/RESTRICTION OF THE               POLICY/RESTRICTION OF THE                  POLICY/RESTRICTION OF
            REORGANIZED FUND                         ACQUIRED TRUST                        THE ACQUIRING FUND
            ----------------                         --------------                        ------------------
---------------------------------------------------------------------------------------------------------------------------
INVESTMENTS IN
SECURITIES OF OTHER
INVESTMENT COMPANIES.
FUNDAMENTAL                              FUNDAMENTAL                              NON-FUNDAMENTAL
The Fund may not invest in the           The Fund may not invest in the           The Fund may not invest in the
securities of other investment           securities of other investment           securities of other investment
companies, except pursuant to a          companies, excluding U.S.                companies, except as permitted by
merger, acquisition or other             Government securities.                   applicable law.
consolidation.

--------------------------------------------------------------------------------------------------------------------------
OPTIONS.
FUNDAMENTAL                              FUNDAMENTAL                              NON-FUNDAMENTAL
The Fund may not buy or sell put,        The Fund may not buy or sell             None stated.
call, straddle or spread options.        put, call, straddle or spread
                                         options, except that the Fund may
                                         buy, hold or sell options and
                                         financial futures.
--------------------------------------------------------------------------------------------------------------------------
INVESTMENTS IN
SECURITIES OF ISSUERS IN
OPERATION FOR LESS THAN
THREE YEARS.
None stated.                             None stated.                             NON-FUNDAMENTAL
                                                                                  The Fund may not invest in securities
                                                                                  of issuers which, with their
                                                                                  predecessors, have a record of less
                                                                                  than three years continuous
                                                                                  operations, except if more than 5% of
                                                                                  the Fund's total assets would be
                                                                                  invested in such securities (this
                                                                                  restriction shall not apply to mortgage-
                                                                                  backed securities, asset-backed
                                                                                  securities or obligations issued or
                                                                                  guaranteed by the U.S. Government,
                                                                                  its agencies or instrumentalities).
--------------------------------------------------------------------------------------------------------------------------
OWNERSHIP OF PORTFOLIO
SECURITIES BY OFFICERS
AND DIRECTORS.
None stated.                             FUNDAMENTAL                              NON-FUNDAMENTAL
                                         The Fund may not hold securities         The Fund may not hold securities of
                                         of any issuer if more than  1/2 of       any issuer if more than  1/2 of 1% of
                                         1% of the securities of such             the securities of such issuer are owned
                                         issuer are owned beneficially by         beneficially by one or more officers or
                                         one or more officers or Trustees         Directors or by one or more members
                                         or by one or more partners of the        or partners of the underwriter or
                                         underwriter of investment advisor        investment advisor if together they
                                         if together they own more than           own more than 5% of the securities of
                                         5% of the securities of such             such issuer.
                                         issuer.
--------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
       POLICY/RESTRICTION OF THE               POLICY/RESTRICTION OF THE                  POLICY/RESTRICTION OF
            REORGANIZED FUND                         ACQUIRED TRUST                        THE ACQUIRING FUND
            ----------------                         --------------                        ------------------
---------------------------------------------------------------------------------------------------------------------------
TRANSACTIONS WITH
CERTAIN PERSONS.
None stated.                           FUNDAMENTAL
                                       The Fund, subject to certain              None stated (but certain restrictions
                                       exceptions, may not engage in             may exist under applicable law).
                                       securities transactions with its
                                       underwriter or investment
                                       manager or with officers, trustees
                                       or firms (acting as principals)
                                       with which any of the foregoing
                                       are associated.
--------------------------------------------------------------------------------------------------------------------------
SENIOR SECURITIES.
                                       FUNDAMENTAL                               FUNDAMENTAL
None stated.                           The Fund may not issue senior             The Fund may not issue senior
                                       securities.                               securities to the extent such issuance
                                                                                 would violate applicable law.
--------------------------------------------------------------------------------------------------------------------------
PURCHASE OF WARRANTS.
None stated.                                                                     NON-FUNDAMENTAL
                                          None stated.                           The Fund may not invest in warrants
                                                                                 if, at the time of the acquisition, its
                                                                                 investment in warrants, valued at the
                                                                                 lower of cost or market, would exceed
                                                                                 5% of the Fund's total assets (included
                                                                                 within such limitation, but not to
                                                                                 exceed 2% of the Fund's total assets,
                                                                                 are warrants which are not listed on
                                                                                 the New York or American Stock
                                                                                 Exchange or a major foreign
                                                                                 exchange).
--------------------------------------------------------------------------------------------------------------------------

           STATEMENT OF ADDITIONAL INFORMATION DATED MARCH __, 1996

                         ACQUISITION OF THE ASSETS OF
             Lord Abbett California Tax-Free Income Fund, Inc. and
           Lord Abbett California Tax-Free Income Trust, a series of
                         Lord Abbett Securities Trust
                 The General Motors Building, 767 Fifth Avenue
                              New York, NY 10153
                                (800) 426-1130

  BY AND IN EXCHANGE FOR CLASS A SHARES AND CLASS C SHARES, RESPECTIVELY, OF
                        California Series, a series of
                    Lord Abbett Tax-Free Income Fund, Inc.
                 The General Motors Building, 767 Fifth Avenue
                              New York, NY 10153
                                (800) 426-1130

          This Statement of Additional Information, relating specifically to the proposed transfer of the assets of Lord Abbett California Tax-Free Income Fund, Inc. (the "Reorganized Fund") and California Tax-Free Income Trust (the "Acquired Trust"), a series of Lord Abbett Securities Trust, to the California Series (the "Acquiring Fund"), a series of Lord Abbett Tax-Free Income Fund, Inc., in exchange for Class A shares and Class C shares, respectively, of the Acquiring Fund and the assumption by the Acquiring Fund of the liabilities of the Reorganized Fund and the Acquired Trust, consists of this cover page and the following described documents, each of which accompanies this Statement of Additional Information and is incorporated herein by reference:

          1. Statement of Additional Information of the Reorganized Fund dated January 1, 1996.

          2. Statement of Additional Information of Lord Abbett Securities Trust dated March 1, 1996, insofar as it relates to the Acquired Trust.*

          3.  Statement of Additional Information of Lord Abbett Tax-Free Income
Fund, Inc. dated March   , 1996, insofar as it relates to the Acquiring Fund.*

          4. The financial statements of Lord Abbett Tax-Free Income Fund, Inc. for the fiscal year ended September 30, 1995, and the report thereon of Deloitte & Touche LLP, independent public accountants, contained in the 1995 Annual Report of the Acquiring Fund.


_________________________

* A pre-effective amendment is to be filed to incorporate by reference these documents.

          5. The financial statements of the Reorganized Fund for the fiscal year ended August 31, 1995, and the report thereon of Deloitte & Touche LLP, independent public accountants, contained in the 1995 Annual Report of the Reorganized Fund.

          6. The financial statements of the Acquired Trust for the fiscal year ended October 31, 1995, and the report thereon of Deloitte & Touche LLP, independent public accountants, contained in the 1995 Annual Report of Lord Abbett Securities Trust.

          The financial statements referred to above are incorporated herein in reliance upon the authority of Deloitte & Touche LLP as experts in auditing and accounting. This Statement of Additional Information is not a prospectus. A Proxy Statement and Prospectus dated the date hereof relating to the above-referenced matter may be obtained without charge by calling or writing the Acquiring Fund at the telephone number or address set forth above. This Statement of Additional Information should be read in conjunction with such Proxy Statement and Prospectus.

                                    PART C

ITEM 15.  INDEMNIFICATION

          Registrant is incorporated under the laws of the State of Maryland and is subject to Section 2-418 of the Corporations and Associations Article of the Annotated Code of the State of Maryland controlling the indemnification of directors and officers. Since Registrant has its executive offices in the State of New York, and is qualified as a foreign corporation doing business in such State, the persons covered by the foregoing statute may also be entitled to and subject to the limitations of the indemnification provisions of Section 721-726 of the New York Business Corporation Law.

          The general effect of these statutes is to protect officers, directors and employees of Registrant against legal liability and expenses incurred by reason of their positions with the Registrant. The statutes provide for indemnification for liability for proceedings not brought on behalf of the corporation and for those brought on behalf of the corporation, and in each case place conditions under which indemnification will be permitted, including requirements that the officer, director or employee acted in good faith. Under certain conditions, payment of expenses in advance of final disposition may be permitted. The By-laws of Registrant, without limiting the authority of Registrant to indemnify any of its officers, employees or agents to the extent consistent with applicable law, make the indemnification of its directors mandatory subject only to the conditions and limitations imposed by the above-mentioned Section 2-418 of Maryland law and by the provisions of Section 17(h) of the Investment Company Act or 1940 as interpreted and required to be implemented by SEC Release No. IC-11330 of September 4, 1980.

          In referring in its By-laws to, and making indemnification of directors subject to the conditions and limitations of, both Section 2-418 of the Maryland law and Section 17(h) of the Investment Company Act of 1940, Registrant intends that conditions and limitations on the extent of the indemnification of directors imposed by the provisions of either Section 2-418 or Section 17(h) shall apply and that any inconsistency between the two will be resolved by applying the provisions of said Section 17(h) if the condition or limitation imposed by Section 17(h) is the more stringent. In referring in its By-laws to SEC Release No. IC-11330 as the source for interpretation and implementation of said Section 17(h), Registrant understands that it would be required under its By-laws to use reasonable and fair means in determining whether indemnification of a director should be made and undertakes to use either (1) a final decision on the merits by a court or other body before whom the proceeding was brought that the person to be indemnified ("indemnitee") was not liable to Registrant or to its security holders by reason of willful malfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office ("disabling conduct") or (2) in the absence of such a decision, a reasonable determination, based upon a review of the facts, that the indemnitee was not liable by reason of such disabling conduct, by (a) the vote of a majority of a quorum of directors who are neither "interested persons" (as defined in the 1940 Act) of Registrant nor parties to the proceeding, or (b) an independent legal counsel in a written opinion. Also, Registrant will make advances of attorneys' fees or other expenses incurred by a director in his defense only if (in addition to his undertaking to repay the advance if he is not ultimately entitled to indemnification) (1) the indemnitee provides a security for his undertaking, (2) Registrant shall be insured against losses arising by reason of any lawful advances, or (3) a majority of a quorum of the non-interested, non-party directors of Registrant, or an independent legal counsel in a written opinion, shall determine, based on a review of readily available facts, that there is reason to believe that the indemnitee ultimately will be found entitled to indemnification.

          Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expense incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          In addition, Registrant maintains a directors' and officers' errors and omissions liability insurance policy protecting directors and officers against liability for breach of duty, negligent act, error or omission committed in their capacity as directors or officers. The policy contains certain exclusions, among which is exclusion from coverage for active or deliberate dishonest or fraudulent acts and exclusion for fines or penalties imposed by law or other matters deemed uninsurable.


ITEM 16.   EXHIBITS

  1.  (a)  Articles of Incorporation of the Registrant. (1)
      (b)  Amendment to Articles of Incorporation. (2)
      (c)  Amendment to Articles of Incorporation. (3)
      (d)  Amendment to Articles of Incorporation. (4)
      (e)  Amendment to Articles of Incorporation. (5)
      (f) Form of Amendment authorizing multiple class structure; filed herewith.
      (g)  Form of Amendment designating Class A shares; filed herewith.
      (h) Form of Articles Supplementary classifying the Class C shares; filed herewith.

  2.       By-Laws of the Registrant. (1)

  3.       Not Applicable.

  4. (a) Form of Agreement and Plan of Reorganization between Registrant and Lord Abbett California Tax-Free Income Fund, Inc.; filed herewith as Exhibit A-1 contained in Part A of this Registration Statement.

      (b) Form of Agreement and Plan of Reorganization between Registrant and Lord Abbett Securities Trust-California Tax-Free Income Trust; filed herewith as Exhibit A-2 contained in Part A of this Registration Statement.

  5.       Not Applicable.

  6. (a) Investment Management Agreement between the Registrant and Lord, Abbett & Co. dated August 16, 1985.(6)

  7. (a) Form of Rule 12b-1 Plan for Registrant's Class A shares; filed herewith as Exhibit B contained in Part A of this Registration Statement.
      (b) Form of Rule 12b-1 Plan for Registrant's Class C shares; filed herewith.
      (c) Distribution Agreement, dated January 1, 1985 between Registrant and Lord, Abbett & Co.(7)
      (d)  Amendment to Distribution Agreement. (8)

  8.  (a)  Deferred Compensation Plan. (9)
      (b)  Retirement Plan. (9)

  9.  (a)  Custody Agreement. (7)
      (b) Form of Assignment and Assumption Agreement between Morgan Guaranty Trust Company of New York and Bank of New York; filed herewith.

 10.  (a)  See Item 7(a) above.
      (b)  Form of Rule 18f-3 Plan; filed herewith.

 11. Form of opinion and Consent of Debevoise & Plimpton as to the legality of securities being issued; filed herewith.

 12. Forms of opinions and Consents of Debevoise & Plimpton as to Tax Matters; filed herewith.

 13.       Not Applicable.

 14. (a) Consent of Deloitte & Touche LLP regarding financial statements of Registrant, Lord Abbett California Tax-Free Income Fund, Inc. and Lord Abbett Securities Trust; filed herewith.
      (b) Ruling application submitted to the Internal Revenue Service, dated October 19, 1995, supplemental application, dated January 26, 1996, and Ruling, dated February 5, 1996; filed herewith.

 15.       Not Applicable.

 16.       Not Applicable.

 17.  (a)  Forms of Proxy Cards; filed herewith.
      (b) Prospectus and Statement of Additional Information of Lord Abbett California Tax-Free Income Fund, Inc. dated January 1, 1996 (10).
      (c) The financial statements of Lord Abbett Tax-Free Income Fund, Inc. for the fiscal year ended September 30, 1995, and the report thereon of Deloitte & Touche LLP,
      (d)  Notice to Brokers
      (e)  Letter to Shareholders
           independent public accountants, contained in the 1995 Annual Report of the Acquiring Fund (11).
      (d) The financial statements of the Reorganized Fund for the fiscal year ended August 31, 1995, and the report thereon of Deloitte & Touche LLP, independent public accountants, contained in the 1995 Annual Report of the Reorganized Fund. (12).
      (e) The financial statements of the Acquired Trust for the fiscal year ended October 31, 1995, and the report thereon of Deloitte & Touche LLP, independent public accountants, contained in the 1995 Annual Report of Lord Abbett Securities Trust. (13).
      (f)  Notice to Brokers
      (g)  Letter to Shareholders re: Proxy



_______________________

(1) Incorporated herein by reference to Registrant's Registration Statement on Form N-1A (File Nos. 2-88912 and 811-3942) filed on or about December 27, 1983.

(2) Incorporated herein by reference to Post-Effective Amendment No. 12 to Registrant's Registration Statement on Form N-1A (File Nos. 2-88912 and 811-3942) filed on or about July 1, 1991.

(3) Incorporated herein by reference to Post-Effective Amendment No. 13 to Registrant's Registration Statement on Form N-1A (File Nos. 2-88912 and 811-3942) filed on or about October 28, 1991.

(4) Incorporated herein by reference to Post-Effective Amendment No. 15 to Registrant's Registration Statement on Form N-1A (File Nos. 2-88912 and 811-3942) filed on or about February 14, 1992.

(5) Incorporated herein by reference to Post-Effective Amendment No. 19 to Registrant's Registration Statement on Form N-1A (File Nos. 2-88912 and 811-3942) filed on or about December 15, 1995.

(6) Incorporated herein by reference to Post-Effective Amendment No. 8 to Registrant's Registration Statement on Form N-1A (File Nos. 2-88912 and 811-3942) filed on or about January 1, 1985.

(7) Incorporated herein by reference to Post-Effective Amendment No. 1 to Registrant's Registration Statement on Form N-1A (File Nos. 2-88912 and 811-3942) filed on or about January 1, 1985.

(8) Incorporated herein by reference to Post-Effective Amendment No. 5 to Registrant's Registration Statement on Form N-1A (File Nos. 2-88912 and 811-3942) filed on or about May 29, 1987.

(9) Incorporated herein by reference to Post-Effective Amendment No. 7 to Lord Abbett Securities Trust's Registration Statement on Form N-1A (File Nos. 33-58846 and 811-7538) filed on or about October 7, 1994.

(10) Incorporated herein by reference to Post-Effective Amendment No. 24 to Lord Abbett California Tax-Free Income Fund, Inc.'s Registration Statement on Form N-1A (File Nos. 2-98163 and 811-4313) filed on or about January 31, 1996.

(11)  1995 Annual Report of the Registrant filed on or about December 5, 1995.

(12) 1995 Annual Report of the Lord Abbett California Tax-Free Income Fund, Inc., filed on or about November 2, 1995.

(13) 1995 Annual Report of Lord Abbett Securities Trust filed on or about January 10, 1996.

ITEM 17.  UNDERTAKINGS

(1) The undersigned registrant agrees that, prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act [17 CFR (S) 230.145c] the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                                  SIGNATURES

          As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant in the City of New York and State of New York on the 29th day of February 1996.

                                   LORD ABBETT TAX-FREE INCOME FUND, INC.


                                   By:  /s/ RONALD P. LYNCH
                                       Ronald P. Lynch, Chairman of the Board

      As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated and on the dates indicated.

SIGNATURE                           TITLE                 DATE
---------                           -----                 ----

 /s/ Ronald P. Lynch       Chairman of the Board       2/29/96
-------------------------  and Director                -----------
Ronald P. Lynch
                                                       2/29/96
/s/ Robert S. Dow          President and Director      -----------
-------------------------
Robert S. Dow

 /s/ John J. Gargana, Jr.  Vice President and          2/29/96
-------------------------  Chief Financial Officer     -----------
John J. Gargana, Jr.

 /s/ E. THayer Bigelow                                 2/29/96
-------------------------  Director                    -----------
E. Thayer Bigelow


-------------------------  Director                    -----------
Stewart S. Dixon


-------------------------  Director                    -----------
John C. Jansing

/s/ C. Alan MacDonald                                  2/29/96
-------------------------  Director                    -----------
C. Alan MacDonald


-------------------------  Director                    -----------
Hansel B. Millican, Jr.

/s/ Thomas J. Neff                                     2/29/96
-------------------------  Director                    -----------
Thomas J. Neff

/s/ E. Wayne Nordberg                                  2/29/96
-------------------------  Director                    -----------
E. Wayne Nordberg


                                 EXHIBIT INDEX

          The following exhibits are filed as a part of this Registration Statement pursuant to General Instruction G of Form N-14.

 EXHIBIT                                                                           PAGE
 NUMBER                           DESCRIPTION                                     NUMBER
 ------                           -----------                                     ------
  1(f)          Form of Amendment authorizing multiple class structure.
   (g)          Form of Amendment designating Class A shares.
   (h)          Form of Articles Supplementary classifying the Class C shares.

  4(a) Form of Agreement and Plan of Reorganization between the Registrant and Lord Abbett California Tax-Free Income Fund, Inc.

   (b) Form of Agreement and Plan of Reorganization between the Registrant and Lord Abbett Securities Trust-Lord Abbett
                California Tax-Free Income Trust

  7(a)          Form of Rule 12b-1 Plan for the Registrant's Class A shares.

   (b)          Form of Rule 12b-1 Plan for the Registrant's Class C shares.

  9(b)          Form of Assignment and Assumption Agreement between Morgan
                Guaranty Trust Company of New York and Bank of New York

 10(b)          Form of Rule 18f-3 Plan

 11 Form of opinion and Consent of Debevoise & Plimpton as to legality of securities being issued

 12             Forms of opinions and Consents of Debevoise & Plimpton as to Tax
                Matters

 14(a)          Consent of Deloitte & Touche LLP regarding financial statements

   (b) Ruling application submitted to the Internal Revenue Service, dated October 19, 1995, supplemental application, dated January
                26, 1996, and Ruling, dated February 5, 1996.

 17(a)          Forms of Proxy Cards
   (e)          Notice to Brokers
   (f)          Letter to Shareholders re: Proxy
